NOTICE OF ANNUAL GENERAL MEETING

AND

INFORMATION CIRCULAR

With respect to the Annual General Meeting of Shareholders to be held on June 15, 2023

Dated as of April 28, 2023

SILVERCREST METALS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 15, 2023

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of SilverCrest Metals Inc. (the "Company") will be held at 11:00 a.m. (Vancouver time) at Suite 501, 570 Granville Street, Vancouver, British Columbia on Thursday, June 15, 2023 for the following purposes:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2022 and the report of the auditor on those statements;

2. to fix the number of directors at seven (7) and to elect seven (7) directors of the Company to hold office until the close of the next annual general meeting;

3. to appoint an auditor of the Company to serve until the close of the next annual general meeting; and

4. to consider, and if deemed appropriate, approve a non-binding advisory resolution to accept the Company's approach to executive compensation (say on pay) as more particularly described in the management information circular ("Information Circular"); and

5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Information Circular.

The Company is using the notice and access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of its Information Circular to its shareholders for the Meeting.  Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

The Information Circular and other Meeting materials will be available on the Company's website at http://www.silvercrestmetals.com/investors/agm/ as of May 4, 2023 and will remain on the website for one full year thereafter.  Meeting materials are also available upon request, without charge, by email at info@silvercrestmetals.com  or by calling toll free at 1-866-691-1730 (Canada and U.S.A.) or at +1-604-694-1730, or can be accessed online on SEDAR at www.sedar.com, as of May 4, 2023.

Only shareholders of record at the close of business on April 21, 2023 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 13, 2023 or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy from. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 28th day of April, 2023.

BY ORDER OF THE BOARD

"N. Eric Fier"

N. ERIC FIER

Chief Executive Officer

SILVERCREST METALS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular ("Information Circular") is furnished to the holders ("shareholders") of common shares ("Common Shares") of SilverCrest Metals  Inc. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at the Company's Head Office located at Suite 501, 570 Granville Street, Vancouver, British Columbia on Thursday, June 15, 2023, at 11:00 a.m. (Vancouver time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. The purposes are:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2022 and the report of the auditor on those statements;

2. to fix the number of directors at seven (7) and to elect seven (7) directors of the Company to hold office until the close of the next annual general meeting;

3. to appoint an auditor of the Company to serve until the close of the next annual general meeting;

4. to consider, and if deemed appropriate, approve a non-binding advisory resolution to accept the Company's approach to executive compensation (say on pay) as more particularly described in this Information Circular; and

5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

Except as otherwise indicated, the information contained in this Information Circular is stated as of April 28, 2023. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

PROXIES

Solicitation of Proxies

The enclosed Proxy form is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 13, 2023, or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy from. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company's proxy related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an Intermediary (an "Intermediary") with which the Non-Registered Holder deals in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101, the Company has elected to send the Notice and Access Notification in connection with the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive proxy-related materials from the Company. Intermediaries will frequently use service companies to forward proxy-related materials to the OBOs.  Generally, an OBO who has not waived the right to receive proxy-related materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b) more typically, be given a voting instruction form ("VIF") which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents (including the Notice and Access Notification).  Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Applicable proxy-related materials are being sent to both registered shareholders of the Company and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent the applicable proxy-related materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Notice and Access Notification and any proxy-related materials sent to NOBOs who have not waived the right to receive proxy-related materials are accompanied by a VIF, instead of a proxy form.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Common Shares owned by the NOBO.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on the Non-Registered Holder's behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or the Non-Registered Holder's nominee, the right to attend and vote at the Meeting.

Non-Registered Holders should return their voting instructions as specified in the VIF sent to them.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Non-Registered Holders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Non-Registered Holder may attend the Meeting as a proxyholder for a registered shareholder and vote Common Shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:

(a) executed by the shareholder giving same or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare at telephone number 1-800-564-6253.  OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.

Voting of Proxies

Common Shares represented by a shareholder's Proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to: (a) amendments or variations to matters identified in the Notice of Meeting; and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company ("Board of Directors" or "Board") has fixed April 21, 2023, as the record date ("Record Date") for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 147,231,264 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting. Under the Business Corporations Act (British Columbia) and the Company's Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required to pass the resolutions referred to in the accompanying Notice of Meeting.

DETAILS OF MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2022, together with the auditors' report thereon. No vote by the Company's shareholders is required with respect to this matter. These documents are available upon request, or they can be found under the Company's SEDAR profile on www.sedar.com or on the Company's website at www.silvercrestmetals.com.

Election of Directors

The number of directors of the Company was last fixed by the shareholders at six. As permitted by the Articles of the Company, after the last annual general meeting, the Board appointed Anna Ladd-Kruger as an additional director and, accordingly, the Company currently has seven directors.  At the Meeting, shareholders will be asked to fix the number of directors at seven and elect seven directors.

The persons named below are the seven nominees of management for election as directors, all of whom are current directors of the Company. Each nominee elected will hold office as a director until the next annual general meeting or until the director's successor is elected or appointed, unless the director's office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder's proxy form that the shareholder's shares are to be withheld from voting in the election of directors.

The following tables set out the name of each of the persons proposed to be nominated for election as a director (listed in alphabetical order); all positions and offices in the Company presently held by them; their principal occupation, business or employment; the period during which they each served as a director; and the number and value of securities of the Company that they each have advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date and as at the last two financial year ends.

LAURA DIAZ

Age: 55

Gender Identity: Female

Visible Minority: Yes

Mexico City, Mexico

Independent Director

Since: November 11, 2020

Principal Occupation:

Partner of DBR Abogados SC, a law firm in Mexico, since July 2020

Areas of Expertise: Regulatory, Legal, Environmental, and Social Governance (ESG).

Ms. Diaz is a partner at a law firm based in Mexico City and serves as a Mining Project Advisor in areas of mineral exploration, development and production.

Ms. Diaz has worked in the mining industry for over 25 years as Legal Counsel or independent director to Canadian and U.S. public mining companies. Ms. Diaz more recently held the position of General Director of Mines with the Ministry of Economy in Mexico from December 2018 to June 2019. After leaving this position, Ms. Diaz was self-employed and then returned in July 2020 to the practice of law as a partner of DBR Abogados SC (law firm based in Mexico) where she had been a partner from July 2012 to November 2018.

Ms. Diaz is an active member of the Association of Mining Engineers, Metallurgists and Geologists of Mexico (AIMMGM), Women in Mining (WIM) Mexico, and Prospector & Developers Association of Canada (PDAC), Canada. She also holds a Master's in Social Responsibility and Diploma in Sustainable Law from the University of Anahuac, Law Degree from University of Femenina de Mexico, and Diploma in Contracts, Diploma in American Law and European Union Law from the University of Iberoamericana.

Board/Committee Membership	2022 Attendance
Board	7 of 7	100%
Corporate Governance & Nominating Committee	2 of 2	100%
Safety Environmental and Social Sustainability Committee ("SESS Committee")	5 of 5	100%

Historical Proxy Voting Results	For	Withheld
2022	99.58%	0.42%
2021	99.87%	0.13%

Other Directorships	Exchange
Magna Gold Corp. (since September 2020) - Compensation, Corporate Governance and Nominating Committee - Health, Environmental, Safety and Sustainability Committee - Technical Committee	TSX-V
GR Silver Mining Ltd. (since September 2020)	TSX-V

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 21, 2023	NIL	25,000	39,500	$355,105	Yes
December 31, 2022	NIL	25,000	39,500	$319,950	Yes
December 31, 2021	NIL	25,000	25,500	$255,000	-

N. ERIC FIER

Age: 61

Gender Identity: Male

Visible Minority: No

British Columbia, Canada

Non-independent
Director

Since: June 23, 2015

Principal Occupation:

Founder, Chief Executive Officer and Director of the Company

Areas of Expertise: Mining Industry, Environmental, Social, Governance, Finance, Human Resources and Compensation.

Mr. Fier is a Certified Professional Geologist (USA) and Engineer (Canada) with over 35 years of experience in the international mining industry including exploration, acquisition, development and production of numerous mining projects in Guyana, Chile, Brazil, Central America, Mexico and Peru. He has in-depth knowledge of project evaluation and management, reserve estimation and economic analysis, construction, as well as operations management.

Mr. Fier previously worked as Chief Geologist with Pegasus Gold Corp., Senior Engineer & Manager with Newmont Mining Corp. and Project Manager with Eldorado Gold Corp. and is also currently the Executive Chairman of Goldsource Mines Inc.

Prior to the formation of the Company, he was a co-founder, President and Chief Operating Officer of SilverCrest Mines Inc., which was acquired by First Majestic Silver Corp in October, 2015. He was largely responsible for the successful implementation of a systematic and responsible "phased approach" business model, that built the Santa Elena project into a successful and profitable mine.

Board/Committee Membership	2022 Attendance
Board	7 of 7	100%

Historical Proxy Voting Results	For	Withheld
2022	99.68%	0.32%
2021	99.71%	0.29%

Other Directorships	Exchange
Goldsource Mines Inc. (since June 2010) - Executive Chairman	TSX-V

Securities Held	Common Shares	Options	RSUs	PSUs(1)	Total Value of Common Shares, RSUs and PSUs	Share Ownership Requirement Met
April 21, 2023	4,010,075	834,000	35,583	47,125	$36,794,119	Yes
December 31, 2022	4,010,075	834,000	35,583	37,750	$33,075,605	Yes
December 31, 2021	4,151,175	1,042,000	15,500	NIL	$41,666,750	Yes

(1) Performance Share Units ("PSUs") issued pursuant to the Company's equity share unit plan (the "SU Plan") approved and adopted on December 21, 2022.

ANNA LADD-KRUGER

Age: 53

Gender Identity: Female

Visible Minority: Yes

British Columbia, Canada

Independent Director

Since: July 11, 2022

Principal Occupation:

Corporate Director & Chartered Professional Accountant

Areas of Expertise: Finance, Accounting, Capital Markets, Systems Integration, Enterprise Risk Management, Corporate Governance and Compensation, and ESG.

Ms. Ladd-Kruger is Chartered Professional Accountant (CPA, CMA), and holds a Master's in Economics from  Queen's University, a Bachelor of Commerce from the University of British Columbia and the Canadian Institute of Corporate Directors designation.

She has over 20 years of experience in the mining industry and was previously a mining executive at McEwen Mining Inc. and Trevali Mining Corporation. Her experience includes serving as the CFO and VP Corporate Development for several mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.

Board/Committee Membership(1)	2022 Attendance
Board	4 of 4	100%
Audit Committee	2 of 2	100%

Historical Proxy Voting Results	For	Withheld
2022	N/A	N/A
2021	N/A	N/A

Other Directorships	Exchange
Integra Resources Corp. (Since December 2018) - Audit Committee Chair - Technical & Safety Committee - Environment, Social & Governance Committee	TSX-V
Sherritt International Corp. (Since February 2023) - Audit Committee Member	TSX

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 21, 2023	NIL	25,000	23,000	$206,770	N/A
December 31, 2022	NIL	25,000	23,000	$186,300	N/A

(1) Ms. Ladd-Kruger was appointed to the Board on July 11, 2022 and the Audit Committee on July 21, 2022. Her attendance reflects meetings held between her appointment and December 31, 2022.

ANI MARKOVA

Age: 53

Gender Identity: Female

Visible Minority: No

Ontario, Canada

Independent Director

Since: May 30, 2019

Principal Occupation:

Founder and CEO of Investor View Advisory; Chartered Financial Analyst; and Corporate Director.

Areas of Expertise: Environmental, Social and Governance (ESG), Climate Competency, Capital Markets, Finance and Accounting

Ms. Markova holds an MBA from George Washington University in Washington DC, Chartered Financial Analyst, Canadian Investment Management, Corporate Board International (CDI.D) designations and ESG Competent Boards Certificate and Designation (GCB.D).

Ms. Markova has over 25 years of capital markets involvement and extensive experience in qualitative and quantitative financial analysis, capital allocation, equity financings and valuations, as well as governance and sustainability reporting. She has managed up to $2 billion of mutual fund assets and has spent more than 15 years investing in the global mining sector and commodity markets. Ms. Markova was Vice President and Portfolio Manager with AGF Investments Inc. from August 2003 to January 2019.

Ms. Markova is actively engaged with public companies on ESG topics and provides guidance on ESG integration in enterprise risk management as a CEO of Investor View Advisory and a co-founder of Onyen Corporation, which provides technology based ESG reporting solutions to public and private companies.

Board/Committee Membership(1)(2)	2022 Attendance
Board	7 of 7	100%
Audit Committee	5 of 5	100%
Compensation Committee	3 of 3	100%
Corporate Governance & Nominating Committee	1 of 1	100%
SESS Committee Chair	5 of 5	100%

Historical Proxy Voting Results	For	Withheld
2022	97.27%	2.73%
2021	99.40%	0.60%

Other Directorships	Exchange
Critical Elements Lithium Corporation (since September 2021) - Audit Committee - Governance and Nominating Committee - Environmental and Social Responsibility Committee	TSX-V

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 21, 2023	9,400	137,500	38,500	$430,621	Yes
December 31, 2022	9,400	137,500	38,500	$387,990	Yes
December 31, 2021	9,400	137,500	24,500	$339,000	Yes

(1) Ms. Markova was a member of the Corporate Governance and Nominating Committee from January 1, 2022 to April 1, 2022 and her attendance reflects the meeting held during that period.

(2) Ms. Markova was appointed to the Compensation Committee on April 1, 2022 and her attendance reflects the meetings held between her appointment and December 31, 2022.

HANNES PORTMANN

Age: 43

Gender Identity: Male

Visible Minority: No

Ontario, Canada

Independent Director

Since: October 31, 2018

Principal Occupation:

Chief Financial Officer of Cabot Management Company Limited since February 2022.

Areas of Expertise: Finance, Accounting, Capital Markets, Human Resources and Compensation

Mr. Portmann is the Chief Financial Officer of Cabot Management Company Limited since February 2022. He has previous experience as a mining executive at Marathon Gold Corporation and New Gold Inc.

Mr. Portmann was the Chief Financial Officer and Business Development of Marathon Gold Corporation from October 2019 to January 2022. Previously, Mr. Portmann spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. As Executive Vice President, Business Development of New Gold, Mr. Portmann's primary areas of responsibility were corporate development, investor relations, human resources and exploration. Prior to New Gold, he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.

Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen's University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto.

Board/Committee Membership	2022 Attendance
Board	7 of 7	100%
Audit Committee	5 of 5	100%
Compensation Committee Chair	4 of 4	100%
SESS Committee	5 of 5	100%

Historical Proxy Voting Results	For	Withheld
2022	98.80%	1.20%
2021	99.10%	0.90%

Other Directorships	Exchange
No other public company directorships	N/A

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 21, 2023	40,000	75,000	38,500	$705,715	Yes
December 31, 2022	40,000	75,000	38,500	$635,850	Yes
December 31, 2021	40,000	75,000	24,500	$645,000	Yes

GRAHAM THODY

Age: 72

Gender Identity: Male

Visible Minority: No

British Columbia, Canada

Independent Director

Since: August 6, 2015

Principal Occupation:

Retired Chartered Professional Accountant; and Corporate Director

Areas of Expertise: Accounting, Audit and Tax, Finance Corporate Governance and Compensation

Mr. Thody is a retired Chartered Professional Accountant and the Board Chair of the Company.

He was President and CEO of UEX Corporation from November 2009 until his retirement in January 2014. Mr. Thody served as the Chair of the Board at UEX Corporation until August 2022.

He has also served as a director of several reporting companies which are involved in mineral exploration and development throughout North, Central and South America.

Board/Committee Membership(1)	2022 Attendance
Board Chair	7 of 7	100%
Audit Committee Chair	5 of 5	100%
Corporate Governance & Nominating Committee	1 of 1	100%

Historical Proxy Voting Results	For	Withheld
2022	98.49%	1.51%
2021	88.67%	11.33%

Other Directorships	Exchange
Goldsource Mines Inc. (since December 2003) - Lead Director - Audit Committee Chair - Corporate Governance and Compensation Committee	TSX-V

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 21, 2023	158,571	150,000	50,000	$1,875,053	Yes
December 31, 2022	158,571	150,000	50,000	$1,689,425	Yes
December 31, 2021	343,571	150,000	33,000	$3,765,710	Yes

(1) Mr. Thody was appointed to the Corporate Governance & Nominating Committee on April 1, 2022 and his attendance reflects the meeting held between his appointment and December 31, 2022.

JOHN WRIGHT

Age: 70

Gender Identity: Male

Visible Minority: No

British Columbia, Canada

Independent Director

Since: January 1,  2017

Principal Occupation:

Professional Engineer

Areas of Expertise: Mining Operations / Metallurgy, Exploration / Geology, Capital Markets, Risk Management, Governance, Environmental, Safety and Sustainability, and International Business

Mr. Wright is a Metallurgical Engineer and Honours graduate of Queens University in Ontario.

Mr. Wright was a founder, director and former President and Chief Operating Officer of Pan American Silver Corp. and was also a director of Lumina Copper Corp., Northern Peru Copper Corp., Regalito Copper Corp. and Capstone Mining Corp. He spent the first 10 years of his career with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell mines.

Mr. Wright has a P.Eng. designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Board/Committee Membership	2022 Attendance
Board	7 of 7	100%
Corporate Governance & Nominating Committee Chair	5 of 5	100%
Compensation Committee	4 of 4	100%
SESS Committee	5 of 5	100%

Historical Proxy Voting Results	For	Withheld
2022	98.58%	1.42%
2021	86.74%	13.26%

Other Directorships	Exchange
Ero Copper Corp (since October 2017) - Audit Committee - Lead Director - HSES Committee	TSX
Luminex Resources Corp. (since August 2018) - Audit Committee	TSX-V

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 21, 2023	297,000	112,500	38,500	$3,016,145	Yes
December 31, 2022	297,000	112,500	38,500	$2,717,550	Yes
December 31, 2021	289,000	212,500	24,500	$3,135,000	Yes

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on May 9, 2016, subject to shareholder approval, which was obtained on June 22, 2016, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by May 16, 2023.  The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

The Company's Advance Notice Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections.  Under the Majority Voting Policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board.  The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director, but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.  Further to the rules of the Toronto Stock Exchange ("TSX"), the Board shall accept such director's resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant.  Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to the resignation.  The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.  Following the Board's decision, the Company will promptly issue a press release disclosing the Board's determination (and, if applicable, the reasons for rejecting the resignation) and will provide a copy of such press release to TSX.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board.  If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director's successor is duly elected, or the director's earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

The Company's Majority Voting Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Management of the Company, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Other than as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Laura Díaz is a director of Magna Gold Corp. ("Magna"), which on March 3, 2023 filed a Notice of Intention to Make a Proposal (the "NOI") under the Bankruptcy and Insolvency Act (Canada) (the "BIA") which provides creditor protection while Magna seeks to restructure its affairs. KSV Restructuring Inc. ("KSV") was appointed as proposal trustee under the NOI. On March 27, 2023, Magna was granted an order pursuant to the Companies' Creditors Arrangement Act (the "CCAA") by the Ontario Superior Court of Justice (Commercial List) on application by Magna seeking court protection from its creditors to allow it to restructure its business and property as a going concern. The order, among other things, continues, under the CCAA, the proceedings under the BIA. KSV was appointed as monitor in the CCAA proceedings.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Company and has been since December 20, 2019.

At the Company's 2022 annual general meeting of shareholders held on June 15, 2022, proxy votes by shareholders were 99.45% in favour of the appointment of PricewaterhouseCoopers LLP as auditor of the Company.

The Board recommends that shareholders vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditor of the Company.  Unless directed otherwise in the Proxy form, the management-designated proxyholders named in the enclosed Proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders, or until a successor is appointed.

Say on Pay

The Board has elected to hold a non-binding advisory vote on executive compensation (commonly referred to as "Say on Pay") at the Meeting. This advisory Say on Pay vote is designed to enhance the accountability for the Board's compensation decisions by giving shareholders the opportunity to provide feedback on the Company's executive compensation program, practices and policies through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its reporting on voting results for each annual general meeting. The results of the Say on Pay vote will not be binding. The Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the result of the Say on Pay vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of its engagement with the shareholders of the Company.

The primary objective of the Company's compensation programs, including the executive compensation program, is to attract and retain qualified employees who fit the Company's corporate culture in order to achieve the Company's corporate objectives and increase shareholder value. Shareholders are encouraged to review and consider the detailed information regarding the Company's approach to executive compensation under "Compensation of Executive Officers and Directors" beginning on page 33 of the Information Circular.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, approve a non-binding advisory resolution to accept the Company's approach to executive compensation, as more particularly described in this Information Circular, substantially in the form set out below (the "Advisory Resolution"). The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following Advisory Resolution:

"BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed under "Compensation of Executive Officers and Directors" in the Company's management information circular dated April 28, 2023 for the 2023 annual general meeting of shareholders."

The Board recommends that shareholders vote FOR the approval of the Advisory Resolution. Unless directed otherwise in the Proxy form, the management-designated proxyholders named in the enclosed Proxy form intend to vote FOR the Advisory Resolution.

Shareholders who vote against the Advisory Resolution are encouraged to contact the Board using the contact information provided under "Communicating with the Board" on page 33 of this Information Circular.

CORPORATE GOVERNANCE DISCLOSURE

The Board recognizes the significance of corporate governance for effective management of the Company and for the best interest of all its stakeholders. As the Company grows, the Board continues to add corporate governance policies designed to effectively manage the organization and protect shareholder value.

The Canadian Securities Administrators have adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out below.

The Board of Directors

A copy of the mandate of the Board of Directors ("Board Mandate") can be viewed on the Company's website at www.silvercrestmetals.com and is incorporated by reference herein. The following is a summary of the Board Mandate.

The Board of Directors is responsible for overseeing the business and affairs of the Company and, in doing so, must act honestly and in good faith with a view to the best interests of the Company. The Board's fundamental objectives are to enhance and preserve long-term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, debtholders, communities and environment in which it operates. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the organization. The Board agrees with and confirms its responsibility for overseeing management's performance in the following areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associated with the business of the Company;
  ensuring adequate plans are in place for management development and succession;
  the Company's policies regarding communications with its shareholders and others; and
  assessing the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company's existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and SESS Committee, which are governed by their respective charters available on the Company's website.  In carrying out the Board Mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. N. Eric Fier (CEO) is a member of the Board, which has given the Board direct access to information on their areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Meetings of the Board

The Board meets a minimum of six times per year, usually every quarter, at mid-year and at year-end. Following each scheduled meeting of the Board, an "in-camera" session is held without any non-independent director or member of management in attendance. In addition, an in-camera session is held following each Audit Committee meeting with the Company's auditor. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. Since January 1, 2022 to the date hereof, there were a total of eight (8) Board meetings and all directors were in attendance.  The following table sets out the attendance record of current directors for Board meetings and for Board committee meetings for the mentioned periods.

Name	Board of directors	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Safety Environment Social and Sustainability Committee
Laura Diaz	8 of 8	-	3 of 3	-	6 of 6
N. Eric Fier	8 of 8	-	-	-	-
Anna Ladd-Kruger(1)	5 of 5	3 of 3	-	-	-
Ani Markova(2)	8 of 8	5 of 5	1 of 1	6 of 6	6 of 6
Hannes Portmann	8 of 8	5 of 5	-	7 of 7	6 of 6
Graham Thody(3)	8 of 8	5 of 5	2 of 2	-	-
John Wright	8 of 8	-	3 of 3	7 of 7	6 of 6

(1) Ms. Ladd-Kruger was appointed to the Board on July 11, 2022 and the Audit Committee on July 21, 2022.

(2) Effective April 1, 2022, Ms. Markova transferred from the Corporate Governance and Nominating Committee to the Compensation Committee.

(3) Mr. Thody was appointed to the Corporate Governance and Nominating Committee on April 1, 2022.

Independence of the Board

All of the directors of the Company are independent except for N. Eric Fier who is Chief Executive Officer of the Company and, therefore, is not independent. See "Election of Directors".

The independent directors meet at least once a quarter, at mid-year, at year end, and as many times as may be necessary without any non-independent director or member of management in attendance.  During 2022, the independent directors have held seven (7) Board meetings without any non-independent director or member of management in attendance. These meetings were the in-camera sessions held following each scheduled Board meeting.

Separate Board Chair and Chief Executive Officer (CEO)

The Company has a separate Board Chair and CEO. Having an independent Board Chair enables non-management directors to raise issues and concern for Board consideration without immediately involving management. The Board Chair also serves as a liaison between the Board and senior management.

Chair of the Board

The Board is responsible for reviewing the Board Chair's performance annually. During 2022, the Board has developed a written position description for the Chair of the Board. A copy of the position description for the Chair of the Board is available on the Company's website http://silvercrestmetals.com/about-us/governance/.

CEO

The Board is responsible for monitoring and reviewing the CEO's performance annually and ensuring adequate plans are in place for development and succession. During 2022, together with the CEO of the Company, the Board has developed a written position description for the CEO. A copy of the position description for the CEO is available on the Company's website http://silvercrestmetals.com/about-us/governance/.

Board Committee Chairs

The Board has not developed written position descriptions for the chair of each Board Committee. The chair of each Board Committee is in charge of the particular respective committee and ensuring their designated responsibilities are effectively discharged. The Board Committee chairs are required to comply with the requirements of the policies governing the various committees. The chairs act as the liaison with the Board Chair and are responsible for reporting to the Board on matters under their purview.

Succession Planning

The Corporate Governance and Nominating Committee, comprised entirely of independent directors, is responsible for maintaining a CEO succession plan and a Board succession plan that are responsive to the needs of the Company and the interests of its shareholders. This Committee seeks to maintain a Board comprised of talented directors with a diverse mix of experience, expertise, skills, gender and backgrounds. On an annual basis, the Committee reviews with the CEO that adequate plans are in place for management development and succession and on a bi-annual basis assesses the Board composition in order to assess any gaps between the desired set of competencies required to successfully govern the corporate strategy and development, taking pending retirements into account.

Other Reporting Issuer Directorship

The directors of the Company who currently hold directorships in other reporting issuers are as follows:

Name	Issuer	Term	Exchange
Laura Diaz	Magna Gold Corp. GR Silver Mining Ltd.	Since Sep 2020 Since Sep 2020	TSX-V TSX-V
N. Eric Fier	Goldsource Mines Inc.	Since Jun 2010	TSX-V
Anna Ladd-Kruger	Integra Resources Corp. Sherritt International Corp.	Since Dec 2018 Since Feb 2023	TSX-V TSX
Ani Markova	Critical Elements Lithium Corporation	Since Sep 2021	TSX-V
Graham Thody	Goldsource Mines Inc.	Since Dec 2003	TSX-V
John Wright	Ero Copper Corp. Luminex Resources Corp.	Since Oct 2017 Since Aug 2018	TSX TSX-V

Interlocking Directorships

The Board has not set a formal limit on the number of directors who may serve on the same board of directors of another issuer. The Corporate Governance and Nominating Committee considers interlocking directorships in the process of nominating individuals to serve on the Board. Currently, Mr. Fier and Mr. Thody are both directors of Goldsource Mines Inc. The Board expects that, as required by law, they and all other directors who serve as directors of other issuers will act honestly and in good faith with a view to the best interests of the Company. Conflicts, if any, will be subject to and governed by laws applicable to directors' conflicts of interest.

Assessment of Board Performance

The Corporate Governance and Nominating Committee and the Board, as a whole, both assess the effectiveness of the Board, its committees and individual directors. The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board, as a whole, considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.

The following demonstrates the overall skill set of the Board:

Skills & Experience		# of Board Members with Core Competency(1)	# of Board Members with Ancillary Competency(2)
Regulatory	Legal-corporate/Commercial/Litigation	1	1
	Governance and Regulatory Compliance
	Government Relations
Finance	Capital Markets	3	3
	International Business Experience
	Risk Management
	M&A Experience and Execution
Accounting and Tax	Financial Literacy	3	1
	Internal Control / Management Information Systems
	Tax
Mining Industry	Exploration	2	2
	Resources/Reserves/Engineering Studies
	Mine and Plant Development/Construction
	Mine and Plant Operations
Environmental, Social, Governance	Environment and Sustainability	3	3
	Social License
	Health and Safety
	Human Rights
Human Resources and Compensation	Human Resources	3	2
	Compensation
	Strategic Leadership
	Executive Management Skills

(1) Core competency - a Board Member considered an expert in this area

(2) Ancillary competency - working knowledge and exposure to the area

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted director term limits or other mechanisms of board renewal. The Company and Board have considered term limits and believes that:

  there is value in periodic renewals to the board members to maintain adequate independence from management;
  the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members; and
  regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

The Board of Directors will periodically consider whether term limits or other mechanisms of renewal for the Board of Directors should be adopted and will implement changes when deemed necessary.

As of April 21, 2023, the average term served by the nominees is 4.8 years and the average age of the nominees is 58 years.

Diversity and Gender Policy

The Company is committed to a merit-based system for the composition of its Board of Directors, senior management, and workforce within a diverse and inclusive culture that solicits multiple perspectives and views free of bias and discrimination. The Company recognizes the benefits of having diversity on the Board and in senior management. Diversity is important to ensure that members of the Board and senior management possess the necessary range of perspectives, experience and expertise required to achieve the Company's objectives.

Diversity means all the varied characteristics that make individuals unique from one another. It includes, but is not limited to, characteristics such as gender, education, religion, ethnicity, race, nationality, culture, language, aboriginal status, age, disability and other characteristics.

The Company adopted a Diversity and Gender Policy (the "Diversity and Gender Policy") which provides a basic framework within which the Company will consider the principles of diversity when recruiting, developing and appointing the senior management team and Board members, with the goal of having talented, knowledgeable persons with diverse experience, backgrounds and perspectives guiding the company. A copy of the Diversity and Gender Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

The Company strives to increase diversity through the organization including subsidiaries and head office, including the objective to reach a level of 30% of women throughout the organization. At the end of December 31, 2022, SilverCrest had 21% (2021 - 21%) women throughout the organization. Three women directors have been nominated for election to the Board at the Meeting, representing 43% of the Board nominated for election at the Meeting. More than 30% of executive officer positions are currently filled by women.

The following graphs summarize information on the proportion of women on the Board and in executive officer positions since 2018:

In addition to gender diversity, the Company also considers other forms of diversity in terms of Designated Groups (as defined under the Employment Equity Act (Canada)) such as Indigenous peoples, persons with disabilities and members of visible minorities. Currently, the Board has two directors and one NEO (as defined herein) that are also members of a visible minority.

	Women		Person with disabilities		Indigenous peoples		Members of visible minorities		Total	Number of individuals who are members of more than one designated group
	#	%	#	%	#	%	#	%
Board	3	43%	0	0%	0	0%	2	29%	7	2
Executive	3	43%	0	0%	1	14%	1	14%	7	1

Orientation and Continuing Education

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted; however, the Board will reassess such needs on an ongoing basis as the Company continues to grow. Orientation and education of new Board members is conducted by meetings between any new Board member and the Board Chair and other long-standing Board members to assist any new director in learning about the Company's key assets and about the business in which the Company is involved. New directors are provided with most recent Board meeting materials and annual budget. In addition, new directors are encouraged to visit and meet with management on a regular basis.

Given the size of the Company, there is no formal continuing education program in place. The Company relies on the in depth public company and professional experience of the members of the Board for their skills and knowledge necessary to meet their obligations as directors. Board members are entitled to attend, and do attend, seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company. Directors also visit, from time to time, the Company's Las Chispas Property in Mexico.

During 2022, as detailed in the table below, continuing education included the full Board's participation in a human rights workshop held by a consultant, two cyber security training sessions held by the Company's IT consultant and several directors' participation in various webinars and forums related to COVID-19, ESG, sustainability, climate change, mining, financial reporting and tax offered by leading audit firms and banks. During 2022, all directors of the Company were also enrolled as members of the Institute of Corporate Directors (ICD) and were encouraged to attend relevant courses and seminars.

Director	Course/Event	Date
Laura Diaz	Annual Cyber Training; The companies under the human rights approach (Las Empresas bajo el enfoque de los Derechos Humanos); Diploma: "Mainstreaming of Human Rights at the Corporations" (Transversalización de los Derechos Humanos en las empresas) (in process).	2022
N. Eric Fier	Annual Cyber Training; Gender & Culture Diversity course; ESG course.	2022
Anna Ladd-Kruger	Risk Management Program for Industry Implementation (KPMG); Blue Chip SWAP Currency Program (Canaccord); Cassels Brock Legal Mine Project Finance - ESG/Equator Principles Webinars; Microsoft Dynamics D365 ERP System End User Training; Mining Industry Conference hosted by Global Financial Institutions.	2022
Hannes Portmann	Annual Cyber Training; Human Rights Presentation; ISS Corporate Governance trends; ISS ESG and Proxy season/Compensation impact; Various meetings with GGA (independent Executive Compensation Consultants) re compensation best practices.	2022
Ani Markova

Competent Boards, enrolled in ESG certification program for directors;  WIM Webinar: Emerging Trends in Climate Litigation; ICD Webinar: Leading Your Climate Change Action Plan; Invest4Impact ESG Virtual Symposium;  ISS Corp Solutions Webcast: The Next Era of ESG - Trends, Challenges, and Actionable Insights for 2022; CPA Canada Conference: ESG Conference;  Scotiabank Webinar: ESG Meets Reality - Water Scarcity; ICD In-person Event: What Directors should focus on; Energy and Mines in-person Conference: ESG Integration;  Scotiabank Mining and ESG Conference; ICD Webinar: Path to Net Zero; International Sustainability Standards Board (ISSB) Webinar: Reflection on 2022 and Projections for 2023.

		2022
Graham Thody	Annual Cyber Training; KPMG Mining Conference; PwC Mining Forum; PwC Financial Reporting Q3; PwC Financial Reporting Q4; CPA - Ethics at our Core.	2022
John Wright	Annual Cyber Training; Human Rights Presentations Symposium by Deloitte; ISS Corporate Governance trends; ISS ESG and Proxy season/Compensation impact; Energy Transition KPMG;TCFD Introductory course.	2022

Environmental, Social & Governance (ESG)

The Company is committed to promoting a culture of ethical business conduct and conducting business in a socially and environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. The Company's policies relevant to this commitment include those summarized below.

Code of Business Conduct and Ethics Policy

The Company's Code of Business Conduct and Ethics Policy (the "Code" or the "Code of Conduct") for its directors, officers and employees reflects the Company's commitment to a culture of honesty, integrity and accountability. The Code outlines the basic principles and policies on the following:

  compliance with laws;
  rules and regulations;
  conflicts of interest;
  corporate opportunities;
  confidentiality;
  protection and proper use of company assets;
  insider trading;
  fair dealing;
  compliance with environmental laws;
  equal opportunity;
  safety and health;
  financial business disclosure and accuracy of company records and reporting;
  use of email and internet services;
  payment to domestic and foreign officials;
  gifts and entertainment; and
  reporting any illegal or unethical behaviors.

The Code of Conduct provides that each employee is personally responsible for, and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise. A copy of the Code of Conduct is available on the Company's website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/), as well as under the Company's profile on SEDAR at www.sedar.com.

To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board, as a whole, determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a Special Committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

In addition to the Code of Conduct, the Board has adopted a Supplier Code of Conduct, which clarifies the expectations the Company has of each of its suppliers, vendors, contractors, consultants, agents and any others who provide goods and services to the Company. The Company expects its suppliers to conduct business with integrity, honesty and transparency and to not compromise such values for convenience or economic gain.

A copy of the Supplier Code of Conduct is available on the Company's website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/).

Whistleblower Policy

The Company requires its directors, officers and employees to observe high standards of professionalism and ethical conduct in maintaining the financial records of the Company. The Audit Committee of the Board, has adopted a Whistleblower Policy in order to ensure that a confidential and anonymous process exists whereby persons can express any concerns or complaints about the accuracy, fairness or appropriateness of any of the Company's accounting policies or financial reports, including corporate reporting and disclosure, accounting and auditing controls and procedures, and any violations of applicable legal and regulatory requirements relating to securities compliance and other matters pertaining to fraud against shareholders of the Company, and the actions taken by the Company to remedy such violations.

The Company's Whistleblower Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/whistlerblower-and-grievance-mec/.

Anti-Bribery and Anti-Corruption Policy

The Board has adopted an Anti-Bribery and Anti-Corruption Policy to ensure the Company adheres to best practices with respect to anticorruption behaviour and that it has zero tolerance policy for bribery and corruption by employees, officers, directors, agents, consultants- and contractors of the Company.

The Anti-Bribery and Anti-Corruption Policy:

(a) sets out the responsibilities of the Company, and those working for it, in observing and upholding the Company's policy on bribery and corruption; and

(b) provides guidance to those working for the Company on how to recognize and deal with bribery and corruption issues.

Pursuant to the Anti-Bribery and Anti-Corruption Policy, the Company will take all appropriate action under the policy to ensure compliance with the Anti-Bribery and Anti-Corruption Policy and applicable laws, rules and regulations, which may include disciplinary action, up to and including termination of employment, and reporting of violations of laws, rules and regulations to appropriate regulatory authorities.

The Company's Anti-Bribery and Anti-Corruption Policy is available on the Company's website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/).

Disclosure Policy

The Board has adopted a Disclosure Policy to ensure that communications to the investing public about the Company are timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Disclosure Policy covers disclosures in documents filed with securities regulators and written statements made in the Company's annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company's website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

The Company's Disclosure Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Incentive Compensation Clawback Policy

The Board has adopted the Incentive Compensation Clawback Policy (the "Clawback Policy") to recover any performance-based compensation issued on or after the February 25, 2021 effective date of the Clawback Policy.

Under the Clawback Policy, when there is a financial restatement directly resulting or arising from the gross negligence, fraud or willful misconduct of an executive officer, the Board may:

(a) require that the executive officer return or repay to the Company, or reimburse the Company for, all or part of the net amount paid to the executive officer by the Company; and/or

(b) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such executive officer to be cancelled.

The Clawback Policy applies to all executive officers (at the Vice President level or above) and any participant in the Company's incentive bonus plan whether currently or previously employed by the Company or any of its subsidiaries.

The Company's Clawback Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Securities Trading Policy

The Board has adopted a Securities Trading Policy in order to ensure that its directors, officers, consultants and employees act, and are perceived to act, in accordance with applicable securities laws. Prohibited activities include:

(a) Insider trading - No employee may, directly or indirectly through any person acting on their behalf, trade in the Company securities while in possession of material non-public information concerning the Company.

(b) Trading during blackouts - No employee may, directly or indirectly through any person acting on their behalf, trade in the Company securities during any blackout period imposed on that employee specifically or imposed on employees generally. Employees are encouraged to advise all related persons to observe blackout periods on trading in the Company securities while at the same time taking care not to "tip" or disclose the material non-public information that created the blackout period.

(c) Tipping and disclosure of information - No employee may disclose or "tip" material non-public information concerning the Company to any other person or entity (including agents, service providers, analysts, individual investors, members of the investment community and news media, related persons and other friends or family members) unless such disclosure is necessary in the ordinary course of business and in compliance with rules applicable to "selective disclosure".

(d) Advice - No employee may give trading advice of any kind to anyone while possessing material non-public information about the Company.

(e) Hedging and derivative trading - No employee, or to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may at any time reduce or limit such person's economic risk with respect to such person's holdings, ownership or interest in or to the Company securities. The Company securities includes, without limitation, outstanding warrants, stock options or other compensation awards, the value of which are derived from, referenced to or based on the value or market price of the Company securities. Prohibited activities include engaging in short selling (i.e. selling securities not owned or not fully paid for), the purchase of financial instruments or the taking of any speculative or derivative positions or other that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of the Company securities.

(f) Short sale - The only time that a short sale is allowed is when an employee is exercising options or warrants issued by the Company and requires the funds to facilitate the exercise.

The Company's Securities Trading Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Information Systems and Cyber Security

Since 2019, the Company has engaged IT Directorship, an information technology ("IT") Consultant, to manage its company-wide information systems, cyber security strategies and technology programs. This function is overseen by management and the Audit Committee. At the beginning of each fiscal year, management and the IT Consultant establish short-term and long-term IT strategies and objectives and communicate them to the Board. The Company has a multi-layered, defense-in-depth approach to information systems and cyber security, with intentional redundancies to increase protection of valuable data and information. The Company's overall enterprise data security infrastructure is managed in accordance with applicable NIST Cybersecurity Framework security controls. The Company has established an Enterprise Cyber Risk and IT Controls Program to validate compliance and effectiveness. The Company has also established an Enterprise Cyber Security Awareness Training program with recurring phishing simulation and mandatory staff training campaigns.

The Company also actively seeks to mitigate information systems and cyber security risks by identifying, reviewing, and developing risk response strategies for such risks. On a quarterly basis, management reports to the Board an update on its company-wide information systems, cyber security strategies and programs. The Company has not experienced any cyber-related breaches in the last three years. Cybersecurity awareness training is conducted semi-annually for employees and the Board.

Additional consultants and vendors are retained to provide ongoing information systems support, management, and maintenance, including systems event monitoring, managed endpoint security, managed backup, and incident response management.

The IT objectives include:

  supporting phased business growth and development;
  streamlining enterprise workflow, team collaboration and communication;
  maximizing return on investment of ERP investments;
  meeting regulatory and IT audit compliance requirements;
  reducing the likelihood and impact of a cyber breach; and
  improving end user IT experience and satisfaction.

On a monthly basis, the IT Consultant reports on key activities of the last period, portfolio of IT projects, cyber risks and IT controls, IT operations and planned priorities. Semi-annually, the IT Consultant reports to management on the Company's Cyber Risk and IT Controls status and effectiveness for the Company's head office and locations in Mexico.

Community Policy

The Board has adopted a Community Policy committing to being positive social and economic contributors in the communities within the areas of influence of the Company's operations. The Company believes in building long-term relationships that respect and promote local cultures and sustainable development that benefits communities.

The Company's Community Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Environmental Policy

The Board has adopted an Environmental Policy committing to conducting business in an environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. At all levels of business planning throughout the Company activities, the Company is committed to incorporating processes and procedures that protect the local environment and natural resources for stakeholder communities and future generations.

The Company's Environmental Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Health & Safety Policy

The Board has adopted a Health & Safety Policy to safeguard the health, safety and well-being of the Company's personnel and partners (employees, contractors, suppliers, local communities and other stakeholders). The Company's approach goes beyond compliance, seeking continuous improvements and expects health and safety engagement at all levels of the Company and at all project sites. The Company strives to develop safety culture for people working at the Company's different project sites with a focus on accident prevention.

The Company's Health & Safety Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Human Rights Policy

The Board has adopted a Human Rights Policy committing to identifying, preventing, mitigating and monitoring adverse Human Rights impacts resulting from or caused by the Company's business activities. Respect for Human Rights is consistent with the Company's values outlined in the Company's Code of Conduct, which are fundamental to the sustainability of the Company and the communities within which the Company operates. A diverse and inclusive workplace is critical to the Company's success and all personnel have a responsibility, both individually and collectively, to operate in a way which respects Human Rights and fosters an inclusive culture in which all of the Company's people and partners (employees, shareholders, contractors, suppliers, local communities and any other stakeholder) are treated with dignity and respect.

The Company is sensitive to Human Rights issues associated with mining activities. The Company seeks to prevent causing or contributing to adverse human rights impacts and will address, mitigate, and monitor any such impacts in a timely manner.

The Company's Human Rights Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Water Management Policy

The Board has adopted a Water Management Policy committing to conducting business as a responsible water steward including meeting or surpassing regulatory requirements in all of its exploration, development, mining and closure activities. The Company operates with the organizational understanding that water is a shared and finite resource with vital importance. The Company shares the view that access to water is a human right.

The Company's Water Management Policy is available on the Company's website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.

Committees of the Board

Compensation Committee

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely, base salary or consulting fees, performance bonus payments, and equity participation through the Company's Option Plan (as defined herein) and SU Plan. The Compensation Committee's compensation policy objectives are (i) to attract and retain qualified executive officers, (ii) to align executives' interests with those of the shareholders; and (iii) to reward demonstration of leadership and performance. The Compensation Committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation.

The Compensation Committee also reviews and recommends to the Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer.  Any compensation paid to a director or executive officer must be approved by the Compensation Committee and by a majority of the independent members of the Board.

The Compensation Committee is currently comprised of three directors, all of whom are independent. The Compensation Committee has the authority, at its discretion, to retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser to assist the committee in reaching compensation decisions.

The Compensation Committee is also tasked with, among other things, the following responsibilities:

(a) monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its executive officers and non-executive/non-employee directors of the Company ("Non-Employee Directors"); and

(b) reviewing the adequacy and form of compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance and Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm's fees and other retention terms.

The Corporate Governance and Nominating Committee is currently comprised of three directors, all of whom are independent.

The Corporate Governance and Nominating Committee is tasked with the following responsibilities:

(a) identifying and recommending qualified individuals for nomination to the Board of Directors;

(b) developing qualification criteria for Board members for recommendation to the Board in accordance with the Company's corporate governance guidelines;

(c) in conjunction with the Board Chair (or, if the Board Chair is not an independent director, the lead director), assigning Board members to the various committees of the Board; and

(d) reviewing annually or more often if appropriate: (i) committee members' qualifications and requirements; (ii) committee structure (including authority to delegate); and (iii) committee performance (including reporting to the Board).

The Corporate Governance and Nominating Committee is also tasked with:

(a) developing and recommending to the Board corporate governance principles applicable to the Company;

(b) monitoring the Company's overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company's obligations to its shareholders;

(c) in conjunction with the independent Board Chair, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

(d) reviewing the Company's Code of Conduct and recommending any changes to the Board; and

(e) reviewing and reassessing at least annually the adequacy of the Company's corporate governance guidelines and the Corporate Governance Committee's Charter and recommending any proposed changes to the Board for approval. The Corporate Governance and Nominating Committee must also annually review its own performance.

The Corporate Governance and Nominating Committee has the authority to conduct any investigation appropriate to fulfill its responsibilities. It has the ability to retain, at the Company's expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

Audit Committee

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting process of the Company and external quarterly reviews and annual audits of its consolidated financial statements. In connection therewith, the Audit Committee assists the Board in fulfilling its oversight responsibilities in relation to the Company's internal accounting standards and practices, financial information, accounting systems and procedures (including the management and security of information systems), financial reporting and statements and the nature and scope of the annual external audit. The Audit Committee also recommends for Board approval the Company's quarterly unaudited and audited annual consolidated financial statements, MD&A and other financial disclosure. The disclosure required by Form 52-110F1 of National Instrument 52-110 - Audit Committees is contained in Section 10 of the Company's annual information form dated as of March 10, 2023 for the year ended December 31, 2022 available under the Company's profile on the SEDAR at www.sedar.com.

Safety, Environmental and Social Sustainability Committee

The SESS Committee is tasked with overseeing the Company's performance relating to safety (including occupational health), climate related and other environmental and social sustainability matters. The SESS Committee's purpose is to assess the effectiveness of the Company's policies and practices in these areas, monitor compliance with applicable laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors and report periodically to the Board. In support of the Company's commitment to a healthy and safe workplace and adhering to best practices in environmental stewardship and socially sustainable exploration, development and operations, the SESS Committee's responsibilities include, but are not limited to: monitoring development and implementation of industry leading policies, assessing non-compliance risks and advising on strategies to mitigate such risks, as well as advising on areas of improvements.

Communicating with the Board

The Board welcomes input and comments from shareholders on all aspects of the Company's governance program and how the Company and its Board can continue to drive value for shareholders.

Please send your comments to:

Mailing Address:

Attention: Lindsay Bahadir

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Phone Number: (604) 694-1730 ext 104

Email: info@silvercrestmetals.com

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Officer Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year ("CEO");

(b) an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year ("CFO");

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's year ended December 31, 2022, the Company's five NEOs were as follows.

Name	Position
N. Eric Fier	Chief Executive Officer
Chris Ritchie	President
Pierre Beaudoin	Chief Operating Officer
Anne Yong	Chief Financial Officer
Cliff Lafleur	VP, Technical Services

Key Highlights of the Company's Executive Compensation Program

Provided below are highlights of the Company's executive compensation plan that are in place to ensure good governance:

- Reasonable dilution to shareholders - It is the Compensation Committee's intention to maintain a low annual dilution ("burn") rate. The three-year average burn rate as of 2022 was 0.78% (see "Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate" for the calculation of the Company's burn rate).

- Pay for performance - The vast majority of NEO compensation is tied to "at risk" pay in the form of annual incentives and long-term Incentives (namely stock options and share units ("SUs")). For the CEO, 71% of target compensation is tied to Incentive compensation and the average for the other four NEOs is 63%.

- Regular review of peer group - The Compensation Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations. The peer group evolved materially during 2022 due to the Company's transition from the construction phase to commercial production.

- Relevant performance metrics - The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company's shareholders. For 2022, this includes operational execution on the Las Chispas Mine, share price performance as well as sustainability initiatives.

- Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. If threshold performance is not achieved under the annual incentive performance metrics then there is the possibility for no annual incentive to be paid. Stock option grants, due to the requirement for the Company's share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. PSUs have also been introduced which have minimum performance expectations that must be achieved over the vesting performance period in order for PSUs to vest in the future.

- Caps on incentive payouts - Annual incentive payouts are capped at 150% of target for each NEO to ensure affordability for the Company.

- Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation.

- Clawback Policy - All performance-based compensation after February 25, 2021 is subject to clawback in accordance with the Company's Clawback Policy under a variety of different scenarios (see "Incentive Compensation Clawback Policy" under "Corporate Governance Disclosure - Environmental, Social & Governance (ESG)").

- No excessive Change of Control or Termination without Cause severance obligations - NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and 18 months in the case of termination without cause which falls within acceptable market norms.

- Double Trigger Change of Control provisions - Change of control provisions in the Company's employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment. Subsequent to year end, the change of control provision in the consulting agreement with N. Eric Fier (through Maverick Mining Consultants Inc.) was modified to provide that the change of control benefit which had applied solely on a change of control of the Company would not be triggered if Mr. Fier was offered and accepted the position of chief executive officer of the successor company.  See "Employment and Consulting Agreements / Termination and Change of Control Benefits ".

- Independent Advice on compensation levels and structure - The Compensation Committee has engaged with Global Governance Advisors ("GGA") for the past few years to support the Compensation Committee in making decisions regarding executive and Board compensation at the Company (see "Compensation Discussion and Analysis - Compensation Review Process" for more information).

- Review of compensation risk - The Compensation Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

- "Anti-hedging" policy - The Company's Securities Trading Policy includes the prohibition of hedging and derivative trading for any employee of the Company, including NEOs.

- Share ownership requirements - In 2020, the Company adopted share ownership requirements for its C-suite executives (CEO, President, COO and CFO) and Non-Employee Directors that are in-line with market expectations. At the end of 2022, the C-suite executives on average exceeded their share ownership requirements by seven times and the Non-Employee Directors exceeded their share ownership requirements by four times. See "Executive Share Ownership Guidelines" and "Directors Share Ownership Guidelines" below.

Compensation Discussion and Analysis

Compensation Governance

During 2022, the Company had a Compensation Committee that was comprised of three members (Hannes Portmann (Committee Chair), Ani Markova, and John Wright), all of whom were independent. Each of the members of the Compensation Committee have human resource and compensation experience relevant to oversee and advise on the Company's executive compensation practices. Mr. Portmann has over 10 years of experience serving in senior management roles in publicly traded companies in the mining industry, including as CEO and CFO, where he was actively involved in compensation matters.

The Compensation Committee members had the necessary experience to enable them to make decisions on the suitability of the Company's compensation policies or practices during 2022. The Compensation Committee's responsibilities, powers and operation are described above under "Corporate Governance Disclosure - Committees of the Board

Compensation Committee".

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company's success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company's executive compensation program are as follows:

(a) to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;

(b) to align executives' interests with those of the shareholders; and

(c) to reward demonstration of both leadership and performance.

Since 2019, the Company, through the Compensation Committee, has engaged GGA, an independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing the Company's executive and director compensation programs to be market-competitive among a defined "Peer Group" (as detailed below) and to review its prior information circular disclosures. This review has included analysis of the Company's Peer Group and evaluation of total direct compensation (base salary plus short-term incentive and long-term incentive) levels and high-level analysis of the Company's short and long-term design practices relative to the competitive market. The Company's Peer Group is reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company's operations, and is based on companies that generally meet the following criteria:

  public company listed on any of the TSX, TSX Venture Exchange or a major U.S. stock exchange;
  generally of similar size - market capitalization, expected annual mining production and/or total assets between 0.25 to 4.0 times the size of the Company;
  generally of similar stage of operations and relative workload placed on the executive team (updated in 2022 to focus on companies that are operational and produce revenue or are close to production); and
  primarily focused on precious metals projects in the Americas.

The Company's Peer Group for 2022 consisted of the following companies:

Calibre Mining Corp. Dundee Precious Metals Inc. Endeavour Silver Corp. Ero Copper Corp. Fortuna Silver Mines Inc. Gatos Silver Inc. Hecla Mining Co.	Lundin Gold Inc. MAG Silver Corp. New Gold Inc. Orla Mining Ltd. Torex Gold Resources Inc. Victoria Gold Corp. Wesdome Gold Mines Ltd.

Prior to 2022, GGA last completed a compensation review for the Company's executives and Non-Employee Directors in the fall of 2020 when the Company was still an exploration company and had yet to make a final construction decision at Las Chispas. The Peer Group selected in late 2020 was intended to be used as benchmarks until the Company began processing minerals in mid-2022. During 2022, the Compensation Committee engaged GGA to complete an updated compensation review that included an updated peer group to determine how to structure compensation on a go-forward basis as a producing mining company. This work was completed in the summer of 2022.

In 2022, the Company was positioned above the median of the updated Peer Group in terms of market capitalization, but below the median of the Peer Group in terms of total assets.

The Company's compensation program seeks to reward an executive officer's current and future expected performance.  Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Company's achievement of corporate milestones and objectives. Please refer to the "Performance Bonus Payments" section below for each NEO's relative weighting between corporate and individual targets.

The Board has adopted the Securities Trading Policy which includes the prohibition of hedging and derivative trading for any employee or director of the Company. During 2022, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee also reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary or consulting fee, bonus, and participation in equity compensation arrangements.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee is required to pre-approve any compensation related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA's work over the past two years:

Year	Executive Compensation Related Fees	All Other Fees
2022(1)	$74,550	$35,530
2021	$ -	$14,713

(1) $21,200 billed in 2022 relates to work performed in 2021.

During 2022, the Compensation Committee engaged GGA to provide an executive compensation review for its top seven employees and Non-Employee Directors against an updated peer group of producing mining companies and/or those companies close to production to prepare the Company for potential compensation adjustments required with the move from a construction phase to producing company. GGA also reviewed the Company's management information circular disclosure, and Option Plan to ensure it aligned with best corporate governance practices in the industry.

During 2021, the Compensation Committee engaged GGA to review the Company's management information circular disclosure, Share Unit Plan and select incentive designs.

Elements of Executive Compensation Program

During 2022, the Company's compensation program consisted of the following elements:

(a) base salary or consulting fees;

(b) performance bonus payments; and

(c) equity participation through the Company's Option Plan (as defined below) and SU Plan,

(collectively, "Total Direct Compensation").

Component	Objective/Rationale
Base Salary or Consulting Fees

• Forms the basis for attracting talent and comparing to and remaining competitive with the market.

• Fixed, and used to determine other aspects of the Company's compensation and benefits.

• Established at the beginning of the year.

• To align with the compensation philosophy, base salary levels aim to align with the median of the Peer Group over time, but also taking into account the NEO's performance and tenure in the organization.

• Base salary levels are also set taking into account the relative size of the Company against its Peer Group and targeted to be positioned at the median of the Peer Group.

Performance Bonus Payments (STIP)

• Links pay to corporate and personal achievements for the year.

• Year-end cash bonuses are not paid unless a threshold level of performance is achieved, with performance benchmarks being specified in a detailed scorecard of corporate and technical performance that contain metrics and weightings that align to the business and that are communicated to executive officers during the particular year. This means there is the potential for no annual incentive to be paid if minimum performance is not achieved.

• Consists of a mix of corporate and technical metrics. Each NEO is measured by similar performance metrics.

Equity Participation (e.g. Option Plan and SU Plan)

• The Company has historically granted long-term incentives in the form of stock options, which typically vest over a three-year period and have a five-year term to expiry. Options are granted to reward management for performance on a longer-term basis.

• During 2021, with the shareholder and regulatory approval of the SU Plan, the Company began to include time-based and performance-based SUs in the mix of its long-term incentive program to better align with good corporate governance practices and the interest of shareholders. No SU granted would vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted. Designed to (i) promote further alignment of interests between management and shareholders of the Company; (ii) associate a portion of management's compensation with the returns achieved by shareholders of the Company; and (iii) to attract and retain employees with the knowledge, experience and expertise required by the Company.

Other Compensation

• Participation in the Company's employee group benefits plans is provided to each NEO where available.

• There is no pension plan for the NEOs.

• Designed to be competitive overall with equivalent positions in the mining industry.

Executive Total Compensation Mix

As shown below, under the Company's executive compensation program, a significant portion of an executive's annual Target Total Direct Compensation is variable and at-risk based on annual Balanced Scorecard performance as well as the performance of the Company's share price over a multi-year period.

NEO	Base Salary/ Consulting Fees	Performance Bonus	Long-Term Incentive	Total	Total At-Risk
N. Eric Fier	29%	29%	41%	100%	71%
Chris Ritchie	34%	28%	38%	100%	66%
Pierre Beaudoin	34%	28%	38%	100%	66%
Anne Yong	40%	24%	36%	100%	60%
Cliff Lafleur	40%	24%	36%	100%	60%

Details on each of the three components of Total Direct Compensation are provided below:

Base Salary or Consulting Fees

In determining the annual base salary or consulting fee, the Board of Directors, with the recommendation of the Compensation Committee, considered the following factors:

(a) the particular responsibilities related to the position;

(b) salaries paid by other companies in the mining industry of similar size as the Company, at the same stage of development as the Company, and considered comparable to the Company;

(c) the experience level of the Named Executive Officer;

(d) compensation data provided in a mining industry report produced by GGA; and

(e) the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.

The Compensation Committee annually reviews the base salary or consulting fee payable to each NEO or the NEO's management company, as applicable, based on the aforementioned criteria to ensure that compensation levels are competitive and fair. Base salary levels are also set taking into account the relative size of the Company against its Peer Group and targeted to be positioned at the median of the Peer Group.

During 2022, the Company's Peer Group evolved to focus more on producing mining companies as opposed to pre-production/construction phase companies given the Company's planned transition to commercial production operations in the 2nd half of the year. Production-phase companies generally provide higher levels of cash compensation (i.e., base salary and performance bonus) than pre-production/construction-phase companies. In order to provide a more competitive pay mix and pay levels in comparison to the updated Peer Group, this led to more material upward adjustments in base salary in 2022 when compared to 2021. The NEOs' 2022 Base Salary and Consulting Fee presented in the table below were adjusted effective September 1, 2022.

Given the Company's high level of performance in getting the Las Chispas mine constructed and into production ahead of schedule and under-budget, the adjustments in base salary are considered warranted.

The annual base salaries for NEOs were as follows:

Named Executive Officer and Position	2022 Base Salary / Consulting Fee(1)	2021 Base Salary / Consulting Fee	% change YOY(2)
N. Eric Fier - Chief Executive Officer	$ 640,000	$ 475,000	35%
Chris Ritchie - President	$ 480,000	$ 350,000	37%
Pierre Beaudoin - Chief Operating Officer	$ 480,000	$ 350,000	37%
Anne Yong - Chief Financial Officer	$ 350,000	$ 285,000	23%
Cliff Lafleur - VP, Technical Services	$ 350,000	$ 260,000	35%

(1) The NEOs 2022 Base Salary / Consulting Fees presented in the table above were made effective September 1, 2022. For the period from January 1, 2022 to August 31, 2022, each NEO received an incremental 5% over their 2021 Base Salary / Consulting fee.

(2) Year-to-year increases are the result of the NEO's performance and level of experience. Each NEO's target base salary and total compensation are benchmarked against the Company's Peer Group. The Peer Group changed materially in mid-2022 with the introduction of more producing mining companies. The pay mix at producing mining companies is different than at pre-production/construction phase companies as producing mining companies generally provide higher levels of cash compensation (i.e., base salary and performance bonus).  This helps explain the material adjustments year-over-year to base salary levels from 2021 to 2022. For more information, please see "Executive and Employee Compensation Objectives and Philosophy".

Performance Bonus Payments

The performance bonuses or short-term incentive payouts ("STIP") are payable in cash, and the amount payable is based on the Compensation Committee's assessment of performance against pre-established objectives and targets.

STIP awards are communicated to each eligible participant as a target percentage of base salary. Based on a combination of corporate and individual performance each year against stated objectives, a participant can earn a STIP payout of up to 150% of target if maximum performance levels are achieved. Conversely, if a threshold level of performance is not achieved for a specific objective, then that portion of the STIP award will not be earned and result in a 0% multiplier. Given this design, there is the potential for no STIP payout to be made if threshold performance levels are not achieved.

Individual scores can range up to 200% of target based on Individual performance in a given year. However, the overall STIP payout that can be earned by a NEO is capped at no higher than 150% of target when including corporate performance.

The table below summarizes the STIP eligibility as a percentage of base salary and the relative weighting between corporate and individual targets, which were established by the Compensation Committee during the year after conducting its executive compensation review.

NEO	STIP Target (% of Salary)	Maximum STIP Payout (% of Salary)	Corporate Performance Weighting	Individual Performance Weighting
N. Eric Fier	100%	150%	90%	10%
Chris Ritchie	80%	120%	75%	25%
Pierre Beaudoin	80%	120%	70%	30%
Anne Yong	60%	90%	60%	40%
Cliff Lafleur	60%	90%	50%	50%

In respect of the 2022 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board, at its discretion, completed the final assessment of 2022 performances in February 2023.

The following table shows the results against the 2022 corporate performance measures:

Category	Weighting	2022 Performance Measure	Score
Operational Execution 35%	10%	Mining and underground development - target of 160 kilotonnes (kt) and 6,800 metres (m) of underground development Result - mine production totalled 178kt and total lateral development was 7,300 m for 2022	14.0%
	15%	Plant Performance - target to process 197kt of material with metallurgical recovery at 90% silver equivalent and within budget Result - processed 188kt tonnes with metallurgical recovery average of 94% and was above projected costs for 2022	11.3%
	10%	Meet mine construction milestones - Complete construction of mine on time and budget Result - completed mine construction ahead of schedule at costs below budget by more than 5%	12.5%
Growth 10%	10%	Timely and appropriate allocation of resources for various growth initiatives for the Company Result - Growth initiatives progressed throughout 2022, and mostly in line with expectations	7.5%
Share Price Performance 25%	25%	Year over Year share price increase - 5% to 15% points, relative to VanEck Junior Miners ETF (GDXJ) Result - The Company was 9% below GDXJ at December 31, 2022	0.0%
Sustainability 30%	12%	Human Capital, Health and Safety - no fatalities, less than 4.0 Total Recordable Injury Frequency Rate (TRIFR) per 200,000 working hours, less than 0.5 Lost Time Injury Frequency Rate (LTIFR) per 200,000 working hours, Complete Certified Level 2 of Health & Safety (H&S) Management System and advance the implementation of the Site Security Action Plan by 50% Result - no fatalities; TRIFR of 3.58 per 200,000 working hours; LTIFR of 0.42 per 200,000 working hours; completed certified level 3 of H&S Management System; and advanced 92% into its 2022 Security Action Plan	16.7%
	8%	Environment - no more than one (1) reportable incident that require a regulator response/action; complete a Task Force on Climate-related Financial Disclosures (TCFD) Report Result - no reportable incidents that required a regulator response or action. The Company also implemented a new matrix for evaluating environmental incidents and filed its first TCFD Report in 2022	9.0%
	10%	Social Capital - develop and deliver documents to specified stakeholders regarding TCFD findings and water stewardship plans and improve ESG disclosure. Result - published water stewardship report and initiated stakeholder engagement. The Company plans to publish an ESG Report in 2023.	5.0%
Others	0%	Others - achievements management did not originally target for. Result - refinanced the Company's project financing debt within one month of reaching commercial production.	9.9%
Total	100%		86.0%

Key performance indicators ("KPIs") for each NEO reflect the Company's objectives and strategies and the roles and responsibilities of the NEO. Recommendations to the Board were based on an assessment performance against KPIs established at the beginning of the year. The following table shows the performance results of the NEOs relative to their KPIs.

NEO	STIP Target (% of Salary)	Corporate Score	Individual Score	Total weighted score	Actual STIP ($)	Actual STIP (% of Salary)
N. Eric Fier	100%	86%	100%	87%	$ 559,360	87%
Chris Ritchie	80%	86%	120%	95%	$ 362,880	76%
Pierre Beaudoin	80%	86%	190%	117%	$ 450,048	94%
Anne Yong	60%	86%	100%	92%	$ 192,360	55%
Cliff Lafleur	60%	86%	100%	92%	$ 195,300	56%

Individual Scores were based on the following achievements in relation to objectives:

NEO	Individual Performance Achievements in Relation To Objectives
N. Eric Fier CEO Individual Score: 100%

Responsible for all company activities and leading the executive team and developing long term strategies and objectives of the Company.

2022 Achievements

  Strong mine construction and ramp-up  success of the Company;
  Strong safety record;
  Increased growth initiatives with M&A targets;
  Transformed the Company into a precious metal producer with revenue; and
  Continued to navigate the Company through COVID-19.

Chris Ritchie President Individual Score: 120%

Responsible for financing, capital markets, strategic messaging and marketing, development and implementation of ESG strategy and framework and helping establish and manage processes and people within the organization.

2022 Achievements

• Assisted in the creation of a robust capital allocation framework along with the execution of debt refinancing;

• Implemented the Company's ESG related governance structure; and

• Completed the Company's inaugural TCFD report and water stewardship plan report; and

• Continued local communication, stakeholder engagement and assistance on COVID-19.

Pierre Beaudoin COO Individual Score: 190%

Responsible for overall direction and monitoring of the development and construction activities at the Company's Las Chispas project:

2022 Achievements

• Completed Las Chispas project mine construction ahead of schedule and under budget during pandemic conditions;

• Underground mine output exited 2022 at 700 tonnes per day;

• Reached commercial production ahead of schedule on Nov 1, 2022;

• Plant ramp-up better than feasibility study for the Las Chispas project expectations for total tonnage processed, plant availability and metallurgical recoveries;

• Recovered 3.29 million ounces in ramp-up year against a target of 2.25 million ounces, generating cash from operations in Q4, 2022; and

• Excellent safety and environmental records: Nil fatalities, 0.42 LTIFR, 3.58 TRIFR and Nil environmental incidents.

Anne Yong CFO Individual Score: 100%

Responsible for corporate financial activities of the Company, including financial reporting, regulatory disclosure, taxation, treasury, risk management, insurance, budget, and information technology.

2022 Achievements

  Involved in the strategy development and execution of debt refinancing, which closed within one month of achieving commercial production; and
  Involved in the execution of the Company's refinery agreement, logistics for exporting metals; and metals trading framework.

Cliff Lafleur VP, Technical Services Individual Score: 100%

Responsible for all technical aspects of the Company's mining operations. This includes items such as project management of mine development, overseeing project controls and costs, and supervision over the technical services groups in the preparation of mining studies, plans, designs, and specifications.

2022 Achievements

  Advised site management on the ramp up of the Las Chispas mine which involved the implementation of three mining methods.  The Long Hole stoping rate set out in the Feasibility Study was achieved and development rate was maintained;
  Directed the creation and implementation of Global Reconciliation and Grade Control processes at the Las Chispas Mine; and
  Prioritized and achieved a 6-month lead time between delineation drilling and mine production at the Las Chispas Mine.

2023 Corporate Objectives

The following table shows the key categories of the Company's 2023 target corporate objectives, which are more aligned with a production-phase company than construction-phase company:

Category	Weighting	Performance Metric(s)	2023 Target
Operational execution	40%	Silver equivalent ounces recovered All-In Sustaining Costs Mined tonnes Mined grade	Operational targets to be defined in the updated technical report
Sustainability 30%	15%	*fatality will result in an automatic score of 0% for this segment
		TRIFR LTIFR	TRIFR of 3.5 per 200,000 working hours LTIFR of 0.4 per 200,000 working hours
	10%	Environmental permit compliance Environmental and Social Related Projects	No environmental breaches and no permit challenges Scoring of environmental and social related projects will be discretionary
	5%	ESG Report with Key Sustainability Accounting Standards Board data published	Published by the end of Q2 2023
Capital Markets	15%	Share Price Performance Relative to GDXJ Increase in capital market relevancy relative to peers	Between 0% and 10% Relative to GDXJ Index Scoring of capital market relevancy relative to peers will be discretionary
Growth	15%	Timely and appropriate allocation of resources for various growth initiatives for the Company	Scoring of growth will be discretionary
Total	100%

Equity Participation

The Company provides for equity participation in the Company through its stock option plan (the "Option Plan") and SU Plan. The Company's maximum allocation for the Option Plan and the SU Plan is an aggregate of 7% of the outstanding Common Shares of the Company from time to time, broken down as follows:

  Option Plan - 5.5% of the issued and outstanding Common Shares from time to time for stock options granted under the Option Plan.
  SU Plan - 1.5% of the issued and outstanding Common Shares from time to time to settle share units ("SUs"), including restricted share units ("RSUs") and PSUs, and deferred share units ("DSUs") granted under the SU Plan.

The granting of stock options and SUs and DSUs is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Option-based Awards

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company's Option Plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company, and compensation policies, including the Option Plan.

Individual grants of stock options are determined by an assessment of the individual's current and expected future performance, level of responsibilities, the importance of the proposed optionee's position and contribution to the Company, and previous stock option grants and exercise prices.

Option Plan

The Company's Option Plan, which was approved by the Board on April 22, 2022 and approved by shareholders at the 2022 annual general meeting on June 15, 2022, is a "rolling 5.5%" stock option plan whereby the Company may reserve for issuance pursuant to the exercise of stock options up to 5.5% of the issued and outstanding Common Shares from time to time. The following is a summary of the principal terms of the Option Plan, which is qualified in its entirety by reference to the text of the Option Plan, a copy of which can be found under the Company's SEDAR profile on www.sedar.com or on the Company's website at www.silvercrestmetals.com. For the purposes of the description of the Omnibus Plan below, unless otherwise defined herein, capitalized terms shall have the meanings ascribed thereto in the Omnibus Plan.

The purpose of the Option Plan is to provide an incentive to the directors, executive officers, employees, consultants and other personnel of the Company or any of its subsidiaries (collectively, "Eligible Persons") to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract to and retain in the employ of the Company or any of its subsidiaries persons of experience and ability by providing them with the opportunity to acquire an increased proprietary interest in the Company.

The Option Plan includes the following provisions:

  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan to Eligible Persons is 5.5% of the issued and outstanding Common Shares from time to time.

  The Option Plan is administered by a "Committee" which means the Board of Directors or such committee of the Board that the Board has designated to administer the Option Plan. In determining the Eligible Persons to whom options may be granted and the number of options granted to any Eligible Person, the Committee may take into account such factors as it shall determine in its sole and absolute discretion.

  The exercise price for options granted under the Option Plan will not be less than the "market price" of the Common Shares (which, under the Option Plan, is the last closing price of the Common Shares on the TSX before the date of the option grant).

  Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee's cessation of services to the Company.

  The vesting for each option will be determined by the Committee at the time that the option is granted, and will be specified in the notice of option grant to the optionee.

  Upon cessation of services:

    Subject to certain limitations, if an optionee's employment or engagement is terminated for any reason other than death, retirement, long-term disability or for cause, the options held by such optionee may be exercised within 90 days of termination, provided such options have vested and not expired.

    Subject to certain limitations, if an optionee's employment is terminated due to retirement or as a result of long-term disability, unless the Board determines otherwise, the options held by such optionee may be exercised within one year of retirement or termination as a result of long-term disability, provided such options have vested and not expired. In addition, such optionee's unvested options will continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date.

  Subject to certain limitations, if an optionee's employment is terminated by reason of death, unless the Board determines otherwise, the options held by such optionee shall become fully vested and may be exercised by the legal personal representative(s) of such optionee's estate within one year following the death of the optionee or prior to the expiry date, whichever is earlier.

  Options are non-transferable and non-assignable, except as provided for in the Option Plan in the case of an optionee's death.

  If the expiry date of an option occurs during a blackout period applicable to the relevant optionee, or within 10 business days after the expiry of a blackout period applicable to the relevant optionee, then the expiry date for the option will be the date that is the 10th business day after the expiry of the blackout period.

  Subject to the provisions of the Option Plan and, upon prior approval of the Committee, once an option has vested and become exercisable an optionee may elect, in lieu of paying the exercise price to purchase optioned Common Shares, to exercise the option by surrendering the option in exchange for the issuance of Common Shares equal to the number determined by dividing (a) the difference between the market price of the Common Shares as at the date of settlement and the exercise price of such option by (b) the market price of the Common Shares as at the date of settlement, with any fractional Common Shares to be disregarded.

  If the Company completes a transaction which results in a "Change of Control" (as defined in the Option Plan), all unvested options will vest, and, if within 90 days (or such other period as the Board determines) following the completion of such transaction an event that would constitute "constructive dismissal" (as defined pursuant to common law) occurs, and, if within 90 days (or such other period as the Board determines) following the date of such "constructive dismissal" an optionee's employment is terminated (whether at the optionee's discretion or otherwise), then all options held by such optionee will remain exercisable until the earlier of 90 days (or such other period as the Board determines) from the date of termination and the expiry date thereof.

  Participation limits:

    Subject to certain limitations, the total number of Common Shares that may be issued to any individual optionee under the Option Plan together with all other security based compensation arrangements of the Company in any one-year period, shall not exceed 5% of the number of issued and outstanding Common Shares at the date of grant.

    Subject to certain exceptions, the total number of Common Shares issuable to insiders of the Company as a group at any time and the total number of Common Shares issued to insiders of the Company within any one-year period, under the Option Plan together with all other security based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Common Shares, on a non-diluted basis, at the date of option grant.

    The total number of Common Shares that may be issued to any one insider of the Company under the Option Plan together with all other security based compensation arrangements of the Company shall not exceed 5% of the number of issued and outstanding Common Shares at the date of grant.

    the aggregate annual value of options that may be granted to each Non-Employee Director under the Option Plan and any other security based compensation arrangements of the may not exceed $150,000 per Non-Employee Director per financial year of the Company, of which no more than $100,000 may be in the form of options.

  The Board may, at any time and from time to time, without the approval of the shareholders of the Company, suspend, discontinue or amend the Option Plan or any outstanding option granted thereunder, in whole or in part, provided that all material amendments to the Option Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:

(a) ensuring compliance with applicable law;

(b) amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(c) a change to provisions on transferability of options for normal estate settlement purposes;

(d) a change in the process by which an optionee who wishes to exercise an option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(e) changing the vesting and exercise provisions of the Option Plan or any option in a manner which does not entail an extension beyond the option's original expiry date for any applicable option, including to provide for accelerated vesting and early exercise of any options deemed necessary or advisable in the Board's discretion; and

(f) changing the termination provisions of the Option Plan or any option which does not entail an extension beyond the option's original expiry date.

  Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company. The Option Plan provides that the Board may not, without the approval of the holders of a majority of Common Shares and other voting securities of the Company present and voting in person or by proxy at a meeting of shareholders of the Company, amend the Option Plan or an option to:

(a) increase the maximum number of Shares issuable;

(b) make any amendment that would reduce the exercise price of an outstanding option (including a cancellation and reissue of an option or other entitlements);

(c) make any amendments to the Non-Employee Director participation limits;

(d) extend the expiry date of any option beyond the expiry date of the option determined at the date of grant in accordance with the Plan, except with respect to an expiry date that occurs during a blackout period;

(e) changing the categories of individuals contained in the definition of "Eligible Person" who are eligible to participate in the Option Plan, including where such change may introduce, re-introduce, broaden or increase the participation of Non-Employee Directors under the Option Plan;

(f) amend the Option Plan to permit the transfer or assignment of options, except to permit a transfer to a family member, an entity controlled by the holder of the options or a family member, a charity or for normal estate planning or estate settlement purposes; or

(g) any amendments to the plan amendment provisions of the Option Plan,

provided that, in the case of an amendment referred to in clauses (a) and (c) above, insiders who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

As at December 31, 2022, the Option Plan authorized the issuance of 5.5% of the then issued and outstanding Common Shares (being a total of 8,010,682 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2022, based on there being outstanding options to purchase a total of 5,560,450 Common Shares (representing approximately 3.8% of the then outstanding Common Shares), 2,533,144 additional Common Shares (representing approximately 1.7% of the then outstanding Common Shares) were then available for future option grants under the Option Plan.

To date, all options granted have been for a maximum of five years. The annual burn rate under the Option Plan is set out under "Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate".

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company initially approved the Stock Option Plan at the 2022 annual general meeting held on June 15, 2022, and, accordingly, the next shareholder reconfirmation must be obtained by June 15, 2025 or such later date permitted by the TSX.

Share Unit Plan

The Company's SU Plan was adopted by the Board on June 3, 2021 and approved by the shareholders of the Company on June 15, 2021. The following is a summary of the principal terms of the SU Plan, which is qualified in its entirety by reference to the text of the SU Plan, a copy of which can be found under the Company's SEDAR profile on www.sedar.com or on the Company's website at www.silvercrestmetals.com. For the purposes of the description of the SU Plan below, unless otherwise defined herein, capitalized terms shall have the meanings ascribed thereto in the SU Plan.

The SU Plan provides participants with the opportunity through SUs, including RSUs and PSUs, and through DSUs to acquire an ownership interest in the Company.

The SU Plan includes the following provisions:

1. The SU Plan will be administered by the Board or by a delegated committee of the Board (collectively, the "Board" for the purposes of this summary of the SU Plan).

2. The maximum number of Common Shares that are issuable from treasury to settle SUs and DSUs under the SU Plan shall not exceed 1.5% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.

3. The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the SU Plan and any other treasury based compensation arrangement adopted by the Company (including the Company's prevailing stock option plan) cannot exceed 10% of the issued and outstanding Common Shares.

4. The aggregate number of Common Shares that may be issued, within a one-year period, to insiders pursuant to awards under the SU Plan and any other treasury-based compensation arrangement adopted by the Company cannot exceed 10% of the issued and outstanding Common Shares.

5. The aggregate number of Common Shares reserved for issuance to any one person under the SU Plan and any other treasury-based compensation arrangement adopted by the Corporation must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

6. The number of Common Shares that are issuable to Non-Employee Directors under the SU Plan and any other equity compensation plan of the Company (excluding Common Shares underlying DSUs issued to Non-Employee Directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees) shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) $150,000 worth of Common Shares annually per Non-Employee Director, including other equity awards (of which stock options may not exceed $100,000) granted under any of the Company's other -equity based compensation plans.

7. The initial value of a SU or DSU will be equal to the "Market Price" of a Common Share as at the date of grant of the SU or DSU. "Market Price" with respect to a Common Share on any date for the purposes of the SU Plan is the volume weighted average trading price of the Common Shares for the five preceding trading days on TSX (or NYSE American if the Shares are not listed and posted for trading on TSX).

8. No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.

9. No DSUs may be redeemed prior to the participant's termination of office or employment nor after December 31st of the year following the year of such termination.

10. Unless otherwise set forth in the particular award agreement, the Board may elect one or any combination of the following settlement methods for the settlement of vested SUs and DSUs: issuing Common Shares to the participant from treasury; causing a broker to purchase Common Shares on the TSX for the account of the participant; paying cash to the participant; or a combination of the foregoing. If the Board has not specified a settlement method for an award, settlement would be issuance of Common Shares from treasury.

11. If any settlement date for SUs or DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.

12. Unless otherwise determined by the Board, for retainer fees payable to Non-Employee Directors, a Non-Employee Director may elect to receive all or part of retainer fees in the form of DSUs by timely providing an election notice to the Company in accordance with the SU Plan, specifying the percentage of retainer fees in respect of which the Non-Employee Director elects to receive DSUs. Where a Non-Employee Director has elected to receive such deferred fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.

13. Unless otherwise determined by the Board, SUs and DSUs will be credited with dividend equivalents in the form of additional SUs and DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Upon the Company paying a dividend on Common Shares, the number of SUs or DSUs in a participant's account shall be increased by a number equal to: (i) the amount of the dividend paid per Common Share multiplied by (ii) the number of SUs or DSUs in the participant's account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or DSUs to which they relate and will only be earned to the extent that any time and/or performance-based vesting conditions of SUs or DSUs are met.

14. A participant under the SU Plan may not sell, assign or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

15. In the event of a "Change in Control" (as defined in the SU Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity ("Alternative Award"), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control. If the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control ("CIC Date") to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved as determined by the Board, acting reasonably, and to become payable as at such CIC Date.

16. If the Company terminates a participant's employment for reasons other than for cause or a participant submits a "Resignation for Good Reason" (as defined in the SU Plan) within 12 calendar months after a Change in Control: (a) each vested and effective award or Alternative Award then held by the participant shall remain effective for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested award or Alternative Award then held by the participant shall become vested upon such termination or such resignation and shall remain effective for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire.  In such event, these provisions will not apply to participants who are subject to U.S. income tax and the applicable timing of settlement of SUs and DSUs will be as set forth in the SU Plan in any event.

17. Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon "Termination" (as defined under the SU Plan), SUs and DSUs will be treated as follows:

(a) if the participant's employment or service with the Company ceases by reason of a "Termination for Cause" (as defined in the SU Plan), all previously credited SUs or DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

(b) if the participant's employment or service with the Company ceases by reason of the death, "Disability", "Retirement", voluntary resignation or "Termination without Cause" (capitalized terms as defined in the SU Plan), all previously credited and unvested SUs or DSUs shall be terminated and forfeited immediately as of the date of any such event, provided that, in the case of death, Disability or Termination without Cause of the Participant, all SUs and DSUs with time-based vesting previously credited to a Participant's account which did not vest on or prior to the Participant's Termination Date shall be deemed vested on a pro rata basis as calculated under the SU Plan. All vested SUs or DSUs shall be settled according to the settlement methods provided in the SU Plan.

18. Shareholder approval shall be required for any amendment that:

(a) removes or exceeds the limits under the SU Plan on participation by insiders,

(b) increases the maximum number of Common Shares issuable under the SU Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,

(c) amends the SU Plan to permit grants of SUs to Non-Employee Directors or amendments that increase limits previously imposed on Non-Employee Director participation,

(d) allows for the transfer or assignment of awards other than as provided in the SU Plan,

(e) amends the amendment provisions of the SU Plan, or

(f) otherwise requires shareholder approval under the rules of the TSX or NYSE American, as applicable.

19. Subject to the requirements of the Exchanges, applicable law, and the shareholder approval requirements described in the preceding item 18, the Board may, without shareholder approval, amend or suspend any provision of the SU Plan, or terminate the SU Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. Without limiting the generality of the foregoing, subject to the requirements of the Exchanges, applicable law and the shareholder approval requirements described in the preceding item 18, the Board may make the following types of amendments without seeking shareholder approval:

(a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the SU Plan or to correct or supplement any provision of the SU Plan that is inconsistent with any other provision of the SU Plan,

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE American),

(c) changes to the vesting provisions or other restrictions applicable to any award, award agreement or the SU Plan,

(d) changes to the provisions of the SU Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,

(e) the cancellation of an award,

(f) amendments necessary to suspend or terminate the SU Plan, or

(g) any other amendment to the SU Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE American.

As at December 31, 2022, the SU Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares (being a total of 2,207,343 Common Shares as at that date) in connection with SUs or DSUs that were outstanding or that may be awarded in the future, and:

(a) no outstanding SUs or DSUs had been settled in Common Shares;

(b) the total number of Common Shares underlying outstanding unvested SUs or vested DSUs awarded under the SU Plan was 576,416 (251,166 for unvested RSUs, 173,750 for unvested PSUs, and 151,500 for vested DSUs), representing, in the aggregate, less than 1% of the then issued and outstanding Common Shares; and

(c) the total number of Common Shares that may be the subject of SUs or DSUs to be awarded under the SU Plan was 1,630,927, representing 1.11% of the then issued and outstanding Common Shares.

The annual burn rate under the SU Plan is set out under "Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate".

Further to the above-mentioned policies of the TSX regarding security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder, the Company must obtain reconfirmation of the SU Plan by obtaining further shareholder approval of the grant of unallocated awards under the SU Plan by June 15, 2024 or such later date as may be permitted by the TSX.

2022 Equity Participation Targets and Awards

The LTIP targets of the NEOs for the year 2022 were pre-established as follows:

NEO	LTIP Target % of base salary
N. Eric Fier - CEO	140%
Chris Ritchie - President	110%
Pierre Beaudoin - COO	110%
Anne Yong - CFO	90%
Cliff Lafleur - VP, Technical Services	90%

In connection with 2022, the Board, on the recommendation by the Compensation Committee, granted options, PSUs and RSUs to NEOs.

During 2022, the following options were awarded to the NEOs:

Named Executive Officer and Position	Number of Options Granted(1)	Exercise Price	Grant Date Fair Value of Options ($)(2)	Expiration Date
N. Eric Fier - CEO	117,000	$8.50	$446,489	Dec. 16, 2027
Chris Ritchie - President	69,000	$8.50	$263,314	Dec. 16, 2027
Pierre Beaudoin - COO	69,000	$8.50	$263,314	Dec. 16, 2027
Anne Yong - CFO	41,250	$8.50	$157,416	Dec. 16, 2027
Cliff Lafleur - VP, Technical Services	41,250	$8.50	$157,416	Dec. 16, 2027

(1) Options vest over a three-year period with one-third vesting after each of one year, two years, and three years after the grant date, respectively.

(2) Grant Date Fair Value of Options is based on a Black-Scholes value calculated using the exercise price listed in this table. Additional Black-Scholes weighted average assumptions for these options granted include:

December 16, 2022
Risk free rate	3.06%
Volatility estimate	55.50%
Expected life	4 years
Expected forfeiture rate	1%
Dividend rate	Nil
Per option value	$3.82

This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

During 2022, the following RSUs were granted to the NEOs:

Named Executive Officer and Position	Number of RSUs Granted(1)	Grant Date Fair Value of RSUs ($)(1)
N. Eric Fier - CEO	25,200	$223,498
Chris Ritchie - President	15,000	$132,771
Pierre Beaudoin - COO	15,000	$132,771
Anne Yong - CFO	9,000	$79,663
Cliff Lafleur - VP, Technical Services	9,000	$79,663

(1) These RSUs were granted on December 16, 2022. Grant date fair value of these RSUs is calculated based on per unit price of $8.85, representing the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the grant date. These RSUs vest over a three-year period, with one-third of the RSUs vesting after each of the first, second and third anniversaries of the grant date.

During 2022, the following PSUs were granted to the NEOs:

Named Executive Officer and Position	Number of PSUs Granted		Grant Date Fair Value of PSUs ($)		Aggregate Grant Date Fair Value of PSUs ($)
	2022-09-01(1)	2022-12-16(2)	2022-09-01(1)	2022-12-16(2)
N. Eric Fier - CEO	12,500	25,250	$93,680	$233,498	$317,178
Chris Ritchie - President	10,000	15,000	$74,994	$132,771	$207,715
Pierre Beaudoin - COO	35,000	15,000	$262,303	$132,771	$395,074
Anne Yong - CFO	5,000	9,000	$117,135	$79,663	$117,135
Cliff Lafleur - VP, Technical Services	5,000	9,000	$154,067	$79,663	$154,607

(1) Grant date fair value of PSUs granted on September 1, 2022 is calculated based on per unit price of $7.49, representing the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the grant date. These PSUs will fully vest on June 1, 2023. The performance condition for these PSUs related to the completion of the construction and ramp-up of the Las Chispas mine by the vesting date, which has been met.

(2) Grant date fair value of PSUs granted on December 16, 2022 is calculated based on per unit price of $8.85, representing the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the grant date. The actual number Common Shares underlying these PSUs upon vesting of the PSUs on the third anniversary of the grant date may range from 0% to 200% of the number of PSUs granted based on relative total shareholder return against designated peer group of companies over a three-year performance period.

Executive Share Ownership Guidelines

In March 2020, as amended February 2022, the Board adopted a guideline requiring the CEO, President, COO and CFO of the Company to meet and maintain minimum share ownership requirements as follows:

  CEO - three times the annual base salary
  President, COO and CFO - two times annual base salary

The required holdings may be satisfied through holdings of Common Shares and/or any securities exchangeable or redeemable into Common Shares. The compliance with the executive share ownership guideline will be assessed at the beginning of each year (the "determination date"). Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and market value based on the closing price of the Company's shares on the TSX on the determination date.

All of the foregoing executive officers have five years from the effective date of the policy to comply.

The table below outlines the equity ownership of each of the four executive officers covered by the guidelines as of December 31, 2022 and April 21, 2023.

Named Executive Officer	Equity Ownership at December 31, 2022		Total Equity At-Risk(2)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Securities Exchangeable/ Redeemable into Common Shares(1)
N. Eric Fier (CEO)	4,010,075	73,333	$33,075,605	$1,920,000	Yes
Chris Ritchie (President)	740,900	46,000	$6,373,890	$960,000	Yes
Pierre Beaudoin (COO)	283,950	71,000	$2,875,095	$960,000	Yes
Anne Yong (CFO)	170,596	27,333	$1,603,225	$700,000	Yes

(1) Stock options granted are not included in measuring share ownership.

(2) Calculated using closing price of $8.10 for the Common Shares on TSX on December 31, 2022.

Named Executive Officer	Equity Ownership at April 21, 2023		Total Equity At-Risk(2)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Securities Exchangeable/ Redeemable into Common Shares(1)
N. Eric Fier (CEO)	4,010,075	82,708	$36,794,119	$1,920,000	Yes
Chris Ritchie (President)	750,900	53,500	$7,231,556	$960,000	Yes
Pierre Beaudoin (COO)	283,950	93,500	$3,393,276	$960,000	Yes
Anne Yong (CFO)	170,596	31,083	$1,813,094	$700,000	Yes

(1) Stock options granted are not included in measuring share ownership.

(2) Calculated using closing price of $8.99 for the Common Shares on TSX on April 21, 2023.

Performance Graph

The graph below compares the total cumulative shareholder return for $100 invested in Common Shares of the Company for the Company's five most recently completed financial years commencing from January 1, 2018 at the opening of trading to December 31, 2022, with the cumulative total return of the S&P TSX Composite Index and the VanEck Vectors Junior Gold Miners ETF (GDXJ). The graph also shows the relationship between shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to performance.

When viewing the graph below, note that:

  Total Reported Compensation and Total Realizable Compensation figures for 2018 to 2022 represent compensation for the Company's CEO.
  Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock option, RSU and PSU grants.
  By comparison, Total Realizable Compensation (the sum total of salary, short-term incentive paid and the realized/realizable value of stock option, RSU and PSU grants for each year) represents the realizable compensation for the CEO for 2018 to 2022, as of December 31, 2022, assuming all PSU grants vest at target.
  As shown in the chart below, the Total Realizable Compensation for the Company's CEO has generally moved in alignment with shareholder returns over the past five years, given the significant value created for shareholders of 353% as at December 31, 2022. Total Reported Compensation has generally increased in recent years due to the Company's evolution from exploration to construction and finally to production. This has led to an increasing role and responsibilities for the CEO over time and thus a higher compensation package.
(1) Return is based on an indexed performance.

A significant portion of the NEO's total compensation has been tied to equity-based awards (mainly stock options, but in recent years also RSUs and PSUs) which are considered at risk and long-term performance based. Total compensation has been designed by the Board to ensure alignment with shareholder values and to award the achievement of short- and long-term company objectives. Given the significant value created for shareholders over the past five years, similar to the CEO, NEO compensation has also moved in alignment with shareholder returns. It should be noted that with the decrease in Company share price over the past two years, Total Realizable Compensation is lower than Total Reported Compensation as stock options are currently out-of-the-money and RSU/PSU values are lower than grant date fair values.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company's financial years ended December 31, 2022, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(3)	Long-term incentive plans
N. Eric Fier CEO	2022	545,833	540,676	446,489	559,360	Nil	Nil	(4)	2,092,358
	2021	475,000	147,715	447,097	466,878	Nil	Nil	(4)	1,536,690
	2020	400,000	Nil	500,988	370,620	Nil	Nil	(4)	1,271,608
Chris Ritchie President	2022	405,000	340,486	263,314	362,880	Nil	Nil	(4)	1,371,680
	2021	350,000	85,770	263,619	276,010	Nil	Nil	(4)	975,374
	2020	325,000	Nil	324,965	256,791	Nil	Nil	(4)	906,756
Pierre Beaudoin COO	2022	405,000	527,846	263,619	450,048	Nil	Nil	(4)	1,646,207
	2021	350,000	85,770	263,619	278,492	Nil	Nil	(4)	977,856
	2020	325,000	Nil	324,965	245,359	Nil	Nil	(4)	895,324
Anne Yong CFO	2022	316,167	196,797	157,416	192,360	Nil	Nil	(4)	862,740
	2021	285,000	61,945	200,350	169,051	Nil	Nil	(4)	716,329
	2020	209,125	Nil	212,130	118,142	Nil	Nil	(4)	539,397
Cliff Lafleur VP Technical Services(5)	2022	298,667	234,269	157,416	195,300	Nil	Nil	(4)	885,652
	2021	113,333	47,650	561,076	56,954	Nil	Nil	(4) 40,000(5)	819,000

(1) For 2022, represents aggregate grant date fair value of PSUs granted on September 1, 2022 based on a grant value per unit of $7.49 and PSUs and RSUs granted on December 16, 2022 based on a grant value per unit of $8.85. For 2021, represents aggregate grant date fair value of RSUs granted on December 21, 2021 based on a grant value per unit of $9.53. The grant values per unit represent the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the respective grant dates.

(2) Options granted to NEOs in February 2021 were in relation to fiscal 2020 and therefore reported under year 2020. The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2020	2021	2022
Exercise price	$10.87	$9.83	$8.50
Risk free rate	0.58%	1.12%	3.06%
Volatility estimate	54.26%	55.50%	55.50%
Expected life	4 years	4 years	4 years
Expected forfeiture rate	1%	1%	1%
Dividend rate	Nil	Nil	Nil
Per option value	$4.51	$4.22	$3.82

This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

(3) Amounts under this column were paid as a performance bonus to each NEO or the NEO's management company.

(4) The aggregate amount of perquisites and other personal benefits, securities or property paid to each NEO or to the NEO's management company did not exceed the lesser of $50,000 and 10% of each NEO's salary or NEO's management company's consulting fee for the financial year.

(5) Mr. Lafleur was appointed VP, Technical Services on July 26, 2021 and was paid a $40,000 signing bonus.

Compensation to Financial Metric

The following table is a summary of total compensation paid to the Named Executive Officers in respect of the Company's financial year ended December 31, 2022 in comparison to revenue earned by the Company in the year.

NEO	2022 Total Compensation	% of Revenue
N. Eric Fier - CEO	$2,092,358	4.81%
Chris Ritchie - President	$1,371,680	3.15%
Pierre Beaudoin - COO	$1,646,207	3.78%
Anne Yong - CFO	$862,740	1.98%
Cliff Lafleur - VP, Technical Services	$912,494	2.10%

Employment and Consulting Agreements / Termination and Change of Control Benefits

The Company has entered into an employment or consulting agreement with each of its NEOs or the NEO's management company that include termination and change of control provisions.

N. Eric Fier (through Maverick Mining Consultants Inc.)

The Company has a management consulting agreement effective October 1, 2015 (the "Maverick Agreement"), with Maverick Mining Consultants Inc. ("Maverick"), a company wholly-owned by N. Eric Fier, whereby the Company retained Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of Mr. Fier as an executive officer of the Company.  In consideration for the services provided under the Maverick Agreement, the Company agreed to pay consulting fees (as recommended by the Compensation Committee) plus applicable taxes, payable in equal monthly instalments, subject to increases as the Board in its discretion may determine from time to time.  The Maverick Agreement is automatically renewable for consecutive one-year terms.

Maverick can terminate the Maverick Agreement by giving three months' written notice to the Company. The Company may terminate the Maverick Agreement with immediate effect upon written notice to Maverick:

(a) in the event of a material breach by Maverick of any of Maverick's obligations; or

(b) for any reason other than a material breach by Maverick, provided that the Company shall pay to Maverick a termination payment equal to one and one-half (1.5) times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in respect of the Company's most recently completed financial year.

If the Company undergoes a change of control (as defined in the Maverick Agreement) and either: (a) within six months after the date of the change of control, the Company delivers written notice to Maverick terminating the Maverick Agreement; or (b) within three months following the date of change of control, Maverick terminates the Maverick Agreement, then the Company shall pay to Maverick a change of control payment equal to two (2) times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in the respect of the Company's most recently completed financial year. Subsequent to year end, the change of control provision in the Maverick Agreement was modified to provide that the change of control benefit would not be triggered if Mr. Fier was offered and accepted the position of chief executive officer of the successor company.

Employment Agreements with Other NEOs

The Company also has entered into an employment agreement (each a "Senior Executive Agreement") with each of its other NEOs (Anne Yong, Chris Ritchie, Pierre Beaudoin, and Cliff Lafleur) with an indefinite term and provisions (as recommended by the Compensation Committee) regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security-based compensation, and confidentiality provisions of indefinite application. Under the terms of each Senior Executive Agreement, the Company may terminate the NEO's employment for cause (as defined in the Senior Executive Agreement) or without cause.  The NEO may terminate the Senior Executive Agreement by giving three months' written notice to the Company.

If the NEO is terminated without cause, or in the event that the NEO leaves the Company within six months of a change of city from which the Company operates, then the Company shall pay the NEO an amount equal to the aggregate of the following:

(i) in the case of Mr. Ritchie and Mr. Beaudoin, 12 months of the then annual base salary plus one month per each year of service up to a maximum of 18 months in the aggregate and, in the case of Ms. Yong and Mr. Lafleur, six months of the then annual base salary plus one month per each year of service up to a maximum of 12 months in the aggregate;

(ii) the pro rata amount of the previous financial year's annual bonus; and

(iii) the cash equivalent of the Senior Executive's accrued vacation pay.

In the event of termination of the Senior Executive's employment within six months of a change in control (as defined in the Senior Executive Agreement) of the Company (or within three months following the date of change of control by a "hostile party" without the support of the majority of the Board, Mr. Beaudoin terminates the Senior Executive Agreement), the Senior Executive is entitled to receive an amount equal to the aggregate of the following:

(i) in the case of Mr. Ritchie and Mr. Beaudoin, 18 months of the then annual base salary and, in the case of Ms. Yong and Mr. Lafleur, 12 months of the then annual base salary plus one month per year of service up to a maximum of 18 months in the aggregate;

(ii) the cash equivalent of the NEO's accrued vacation pay;

(iii) pro rata amount of the then current year's cash bonus (to be determined by the Compensation Committee based on specific target criteria for the current year as agreed to by management and the compensation committee); and

(iv) the cash equivalent of one month's vacation pay.

The Senior Executive Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and effective two years (one year, in the case of Mr. Lafleur) and 12 months, respectively, following the termination of the Senior Executive Agreement.

Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under the Maverick Agreement and each Senior Executive Agreement assuming the events occurred on December 31, 2022.

Termination without Cause
Name	Base Salary ($)	Annual Incentive ($)	Other ($)	Total ($)
N. Eric Fier (Maverick)	$ 960,000	$ 839,040	$ -	$ 1,799,040
Christopher Ritchie	$ 680,000	$ 362,880	$ 19,772	$ 1,062,652
Pierre Beaudoin	$ 645,370	$ 450,048	$ 32,548	$ 1,127,966
Anne Yong	$ 350,000	$ 192,360	$ 27,502	$ 569,862
Cliff Lafleur	$ 216,792	$ 195,300	$ 26,842	$ 438,935

Change of Control
Name	Base Salary ($)	Annual Incentive ($)	Other ($)	Total ($)
N. Eric Fier (Maverick)	$ 1,280,000	$ 1,118,720	$ -	$ 2,398,720
Christopher Ritchie	$ 720,000	$ 362,880	$ 59,772	$ 1,142,652
Pierre Beaudoin	$ 720,000	$ 450,048	$ 72,548	$ 1,242,596
Anne Yong	$ 525,000	$ 192,360	$ 56,669	$ 774,029
Cliff Lafleur	$ 391,792	$ 195,300	$ 56,009	$ 643,101

Upon a Change of Control (as defined in the Option Plan), unvested options do not vest automatically; however, the Board will make commercially reasonable efforts to cause all unvested options as at the effective date of the Change of Control to vest immediately prior to time of the Change of Control. In addition, pursuant to the terms of the Option Plan, if within 90 days of the completion of a Change of Control, the Board (or such committee of the Board that the Board has designated to administer the Option Plan) determines that such event would constitute a "constructive dismissal" (as such term is defined pursuant to common law) with respect to an option holder and, within 90 days or such other period of time that the Board determines following the date of such "constructive dismissal", such option holder's employment with the Company is terminated (whether at the discretion of the option holder or otherwise) all unvested options shall vest and be exercisable according to the schedule set out in the Option Plan.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2022 with respect to the Named Executive Officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested(7) (#)	Market or payout value of share- based awards that have not vested(8) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
N. Eric Fier	250,000(2)	$ 3.24	14-Dec-23	$ 1,215,000	73,333	$594,000	N/A
	125,000(2)	$ 8.21	04-Sep-24	-
	125,000(2)	$ 8.24	19-Dec-24	-
	111,000(3)	$10.87	25-Feb-26	-
	106,000(4)	$ 9.79	21-Dec-26	-
	117,000(6)	$ 8.50	16-Dec-27	-
Chris Ritchie	200,000(2)	$ 3.24	14-Dec-23	$ 972,000	27,333	$221,400	N/A
	100,000(2)	$ 8.21	04-Sep-24	-
	100,000(2)	$ 8.24	19-Dec-24	-
	72,000(3)	$10.87	25-Feb-26	-
	62,500(4)	$ 9.79	21-Dec-26	-
	69,000(5)	$ 8.50	16-Dec-27	-
Pierre Beaudoin	100,000(2)	$ 3.24	14-Dec-23	$ 486,000	71,000	$575,100	N/A
	100,000(2)	$ 8.21	04-Sep-24	-
	100,000(3)	$ 8.24	19-Dec-24	-
	72,000(5)	$10.87	25-Feb-26	-
	62,500(4)	$ 9.79	21-Dec-26	-
	69,000(5)	$ 8.50	16-Dec-27	-
Anne Yong	125,000(2)	$ 3.24	14-Dec-23	$ 607,500	27,333	$221,400	N/A
	75,000(2)	$ 8.21	04-Sep-24	-
	75,000(2)	$ 8.24	19-Dec-24	-
	47,000(3)	$10.87	25-Feb-26	-
	47,500(4)	$ 9.79	21-Dec-26	-
	41,250(5)	$ 8.50	16-Dec-27	-
Cliff Lafleur	100,000(6)	$ 9.97	26-Jul-26	-	31,333	$253,800	N/A
	32,500(4)	$ 9.79	21-Dec-26	-
	41,250(5)	$ 8.50	16-Dec-27	-

(1) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2022 (based on $8.10 closing price of the Common Shares on the TSX on that date).

(2) As at December 31, 2022, these stock options were fully vested.

(3) As at December 31, 2022, two-third of these stock options had vested, and one-third would vest on February 25, 2023.

(4) As at December 31, 2022, one-third of these options had vested, and one-third would vest on December 21, 2023 and December 21, 2024.

(5) As at December 31, 2022, one-third of these options would vest on each of December 16, 2023, December 16, 2024 and December 16, 2025.

(6) Mr. Lafleur joined the Company in July 2021. These stock options were granted pursuant to Mr. Lafleur's executive employment agreement. As at December 31, 2022, one-third of these stock options had vested, one-third would vest on July 26, 2023 and July 26, 2024.

(7) As at December 31, 2022, the number of share units indicated represents RSUs and PSUs granted to the NEOs that had not vested. All RSUs and PSUs granted to the NEOs are governed by the SU Plan. The RSUs granted vest over a three-year period, with one-third of the RSUs vesting after each of the first, second and third anniversaries of the grant date. An aggregate of 72,500 PSUs that were granted on September 1, 2022 to NEOs will fully vest on June 1, 2023 as the performance condition for these PSUs related to the completion of the construction of the Las Chispas mine by the vesting date has been met. For an aggregate of 73,250 PSUs that were granted on December 16, 2022 to NEOs, the actual number Common Shares underlying these PSUs upon vesting of the PSUs on the third anniversary of the grant date may range from 0% to 200% of the number of PSUs granted based on relative total shareholder return against designated peer group of companies over a three-year performance period.

(8) Represents the market value of the share-based awards on December 31, 2022 (based on $8.10 closing price of the Common Shares on the TSX on that date).

Incentive plan awards - value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during 2022, and the value of non-equity incentive plan compensation (i.e. performance bonuses) earned during 2022 with respect to the Named Executive Officers.

Named Executive Officer	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
N. Eric Fier	$ 1,250	$ 42,728	$ 559,360
Chris Ritchie	$ 1,000	$ 24,810	$ 362,880
Pierre Beaudoin	$ 1,000	$ 24,810	$ 450,048
Anne Yong	$ 750	$ 17,918	$ 192,360
Cliff Lafleur	$ -	$ 13,783	$ 195,300

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

Incentive plan awards - value exercised during the year

Named Executive Officer	Number of Options Exercised(1)	Exercise Price	Share Price on Exercise Date	Value Realized
N. Eric Fier	175,000	$1.88	$7.44	$ 973,650
	175,000	$1.94	$9.18	$ 1,266,726
Total	350,000			$ 2,240,376
Chris Ritchie	350,000	$1.84	$8.89	$ 2,466,685
Pierre Beaudoin	72,500	$3.30	$12.27	$ 650,373
	100,000	$3.30	$9.23	$ 593,000
Total	172,500			$ 1,243,373
Anne Yong	100,000	$1.94	$8.28	$ 634,000
Total for All NEOs	1,172,500			$ 7,938,434

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

Director Compensation

Prior to 2019, the Non-Employee Directors of the Company were primarily compensated by way of stock options and directors' fees.  In 2020, cash settled Old DSUs, as described below, were granted to Non-Employee Directors. In 2021, DSUs under the SU plan, as described below, were granted to Non-Employee Directors.

Deferred Share Unit Plan (Old DSUs)

In December 2019, the Board adopted the Deferred Share Unit Plan (the "Old DSU Plan") under which Old DSUs were awarded. The objectives of the Old DSU Plan were to promote a greater alignment of interests between Non-Employee Directors and the shareholders of the Company and to provide a compensation system for Non-Employee Directors that, together with any other compensation mechanism of the Company, reflected the responsibility, commitment and risk accompanying Board membership. Further to the adoption of the Company's SU Plan in June 2021, the Company ceased to award any Old DSUs under the Old DSU Plan.

While the Old DSU Plan was in effect, the Board could, at its complete discretion, award such number of Old DSUs to an eligible Non-Employee Director as the Board deemed advisable to provide the Non-Employee Director with appropriate equity-based compensation for the services the Non-Employee Director rendered to the Company.

The Board determined the date on which such Old DSUs were granted and the date as of which such Old DSUs would be credited to a Non-Employee Director's account. The Board also determined, in its sole discretion, in connection with each grant of Old DSUs such other terms and conditions of the Old DSUs covered by any grant. The award of Old DSUs to a Non-Employee Director was evidenced by a written agreement between the Company and the Non-Employee Director. Unless otherwise determined by the Board, Old DSUs vested immediately and a Non-Employee Director's entitlement to payment of such Old DSUs was not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

Each Old DSU awarded entitles the recipient to receive cash equal to the current market value of the equivalent number of Common Shares. All Old DSUs granted vested immediately and became payable upon the earliest of (i) the date of voluntary resignation or retirement of the Non-Employee Director from the Board; (ii) the date of death of the Non-Employee Director; and (iii) the date of removal of the Non-Employee Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the Non-Employee Director is not an employee or director of the Company or any of its affiliates.

In the event that an Old DSU holder's termination date is concurrent with, or within six months following a change of control, the Old DSU holder shall receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable equal to the current market value of the equivalent number of Common Shares and (b) the product of (i) the price attributed to the shares in connection with the transaction resulting in the change of control (or the fair market value of a share at the time of such transaction as determined by the Board in good faith if no share price was in fact established for purposes of such transaction) multiplied by (ii) the number of Old DSUs being settled.

Share Unit Plan

In June 2021, the Company's SU Plan became effective to permit the award of DSUs to Non-Employee Directors under the SU Plan.

In December 2022, the Board granted DSUs under the SU Plan to its Non-Employee Directors. The DSUs awarded vested immediately and will become payable in accordance with the terms of the SU Plan.  See "Compensation Discussion and Analysis - Share Unit Plan".

Retainer Fees

Further to the recommendation of the Compensation Committee, for the year ended December 31, 2022, standard compensation arrangements for the Non-Employee Directors of the Company were based on the following and payable in cash on a quarterly basis:

Director Compensation(1)	After September 1, 2022		Before September 1, 2022
	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$120,000	$75,000	$60,000	$40,000
Audit Committee	$20,000	$10,000	$12,000	$5,000
Compensation Committee	$15,000	$7,500	$10,000	$5,000
Corporate Governance and Nominating Committee	$15,000	$7,500	$10,000	$5,000
Safety, Environmental and Social Sustainability Committee	$15,000	$7,500	$10,000	$5,000

(1) In addition to cash retainers, Non-Employee Directors also receive DSU grants on an annual basis. For 2022, the Board Chair was granted $137,700 in DSUs with all other Non-Employee Directors granted $113,400. Please refer to section "Director Compensation Table" for more information.

The Company reviewed Non-Employee Director compensation levels alongside executive compensation levels against the updated Peer Group consisting more of production-based mining companies and/or those mining companies close to production when compared to past years. Production-based mining companies tend to provide much higher cash compensation to Non-Employee Directors than pre-production/construction-phase companies, with a more equal balance between cash and equity compensation provided on an annual basis. In light of this observation and the Company's successful completion of the Las Chispas mine construction and subsequent move to commercial production, the Board approved adjustments in Non-Employee Director cash retainer levels to a more competitive rate when compared to the updated Peer Group.

While higher cash retainer levels are now provided to Non-Employee Directors, each Non-Employee Director continues to have the ability to elect to defer all or a portion of their cash retainers into DSUs.

Director Share Ownership Guidelines

In March 2020, in support of the Company's goal of aligning directors' and shareholders' interests, the Board adopted director share ownership guidelines. The director share ownership guidelines are for each Non-Employee Directors  to maintain share ownership of the Company in an amount equal to three times the Non-Employee Director annual retainer (not including the Board Chair annual retainer). The required shareholdings may be satisfied through holdings of Common Shares, outstanding Old DSUs or DSUs and each director is required to meet the guideline within the later of five years from the effective date of the director share ownership guidelines or of being elected. The compliance with the director share ownership guidelines will be assessed at the beginning of each year on the determination date. Securities beneficially owned, controlled directly or indirectly by each director will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company's Common Shares on the TSX on the determination date.

The following tables below outline the ownership of each of the Non-Employee Directors covered by the guidelines as of December 31, 2022 and April 21, 2023.

Name	Equity Ownership at (December 31, 2022)			Total Equity At-Risk(1)	Share Ownership Requirement(2)	Meets Share Ownership Guidelines
	Common Shares	Old DSUs	New DSUs
Laura Diaz	-	15,000	24,500	$ 319,950	$ 225,000	Yes
Anna Ladd-Kruger	-	-	23,000	$ 186,300	$ 225,000	N/A(3)
Ani Markova	9,400	14,000	24,500	$ 387,990	$ 225,000	Yes
Hannes Portmann	40,000	14,000	24,500	$ 635,850	$ 225,000	Yes
Graham Thody	158,571	19,500	30,500	$ 1,689,425	$ 225,000	Yes
John Wright	297,000	14,000	24,500	$ 2,717,550	$ 225,000	Yes

(1) Calculated using closing price of $8.10 for the Common Shares on TSX on December 31, 2022.

(2) Share ownership requirement is to maintain the amount at three times the annual Non-Employee Director retainer of $75,000.

(3) Ms. Ladd-Kruger was appointed to the Board on July 11, 2022. Ms. Ladd-Kruger is required to meet the share ownership guideline by July 2027, being five years from her appointment to the Board.

Name	Equity Ownership at (April 21, 2023)			Total Equity At-Risk(1)	Share Ownership Requirement(2)	Meets Share Ownership Guidelines
	Common Shares	Old DSUs	New DSUs
Laura Diaz	-	15,000	24,500	$ 355,105	$ 225,000	Yes
Anna Ladd-Kruger	-	-	23,000	$ 206,770	$ 225,000	N/A(3)
Ani Markova	9,400	14,000	24,500	$ 430,621	$ 225,000	Yes
Hannes Portmann	40,000	14,000	24,500	$ 705,715	$ 225,000	Yes
Graham Thody	158,571	19,500	30,500	$ 1,875,053	$ 225,000	Yes
John Wright	297,000	14,000	24,500	$ 3,016,145	$ 225,000	Yes

(1) Calculated using closing price of $8.99 for the Common Shares on TSX on April 21, 2023.

(2) Share ownership requirement is to maintain the amount at three times the annual Non-Employee Director retainer of $75,000.

(3) Ms. Ladd-Kruger was appointed to the Board on July 11, 2022. Ms. Ladd-Kruger is required to meet the share ownership guideline by July 2027, being five years from her appointment to the Board.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during 2022. For directors who are Named Executive Officers, see "Summary Compensation Table" above.

Name	Annual Cash Retainer ($)	Share-based awards(1) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compensation ($)
Laura Diaz	$ 63,333	$ 113,400	$ -	$ -	N/A	$ -	$ 176,733
Anna Ladd-Kruger(2)	$ 36,581	$ 186,300	$ 82,561	$ -	N/A	$ -	$ 305,441
Ani Markova	$ 79,333	$ 113,400	$ -	$ -	N/A	$ -	$ 192,733
Hannes Portmann	$ 79,333	$ 113,400	$ -	$ -	N/A	$ -	$ 192,733
Graham Thody	$ 99,250	$ 137,400	$ -	$ -	N/A	$ -	$ 236,950
John Wright	$ 79,333	$ 113,400	$ -	$ -	N/A	$ -	$ 192,733

(1) Amounts represent the fair value of DSUs granted during 2022 pursuant to the SU Plan. The accounting fair value is based on the total number of the DSUs granted times the December 31, 2022 market price of the Common Shares (based on the $8.10 closing price of the Common Shares on the TSX on that date).

(2) Ms. Ladd-Kruger was appointed to the Board on July 11, 2022. As part of her appointment, Ms. Ladd-Kruger was granted 9,000 DSUs ($72,900) and 25,000 options.

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of 2022 with respect to the directors who are not Named Executive Officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the- money options(1) ($))	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Laura Diaz	25,000(3)	$ 12.63	11-Nov-25	$ -	N/A	N/A	$ 319,950
Anna Ladd-Kruger(4)	25,000(4)	$ 7.31	11-Jul-27	$ 19,750	N/A	N/A	$ 186,300
Ani Markova	100,000(5)	$ 4.54	30-May-24	$ 356,000	N/A	N/A	$ 311,850
	6,250(5)	$ 8.21	4-Sep-24	$ -
	31,250(5)	$ 8.24	19-Dec-24	$ -
Hannes Portmann	37,500(5)	$ 3.24	14-Dec-23	$ 182,500	N/A	N/A	$ 311,850
	37,500(5)	$ 8.21	4-Sep-24	$ -
Graham Thody	100,000(5)	$ 3.24	14-Dec-23	$ 486,000	N/A	N/A	$ 405,000
	50,000(5)	$ 8.21	4-Sep-24	$ -
John Wright	75,000(5)	$ 3.24	14-Dec-23	$ 364,500	N/A	N/A	$ 311,850
	37,500(5)	$ 8.21	4-Sep-24	$ -

(1) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2022 (based on $8.10 closing price of the Common Shares on the TSX on that date).

(2) The amounts represent the value of outstanding Old DSUs and DSUs as of December 31, 2022, which were fully vested upon granting. The Old DSUs and DSUs are valued using the closing price of the Common Shares on the TSX on December 31, 2022.

(3) As at December 31, 2022, two-thirds of these stock options had vested and one-third would vest on November 11, 2023.

(4) Ms. Ladd-Kruger was appointed to the Board on July 11, 2022. These stock options were granted pursuant to Ms. Ladd-Kruger's Non-Employee Director appointment agreement. As at December 31, 2022, one-third of these stock options would vest on July 11, 2023, July 11, 2024 and July 11, 2025.

(5) As at December 31, 2022, these stock options were fully vested.

Incentive plan awards - value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2022, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2022, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Laura Diaz	$ -	$ 113,400	Nil
Anne Ladd-Kruger	$ -	$ 186,300	Nil
Ani Markova	$ -	$ 113,400	Nil
Hannes Portmann	$ -	$ 113,400	Nil
Graham Thody	$ -	$ 137,700	Nil
John Wright	$ -	$ 113,400	Nil

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

(2) Share-based awards are valued at the aggregate dollar value that would have been realized if the Director had retired at December 31, 2022.

Incentive plan awards - value exercised during the year

Named Executive Officer	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value realized
John Wright	50,000	$ 1.88	$ 9.17	$ 364,500
	50,000	$ 1.94	$ 9.20	$ 363,000
Total	100,000			$ 727,500

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2022, at which time there were 147,156,264 Common Shares issued and outstanding.

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (as a % of issued share) (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (Option Plan)(1)	5,560,450	$7.87	2,533,144
Equity compensation plans approved by securityholders (SU Plan)(2)	576,416(3)	N/A	1,630,927
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,136,866		4,164,071

___________________________

(1) As at December 31, 2022, the Option Plan authorized the issuance of 5.5% of the then issued and outstanding Common Shares in connection with options that were outstanding or that may be granted in the future.

(2) As at December 31, 2022, the SU Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares of the Company in connection with share units that were outstanding or that may be granted in the future.

(3) Comprised of 151,500 DSUs, 251,166 RSUs, and 173,750 PSUs then outstanding under the SU Plan.

Annual Burn Rate

The following table sets out the annual burn rate of the Company's security-based compensation arrangements under which Common Shares are issuable, being the number of securities granted annually under the Option Plan and the SU Plan, expressed as a percentage of the weighted average number of Common Shares outstanding.

Year	Option Plan		SU Plan(1)		Combined		Weighted average common shares outstanding
	Granted	Burn	Granted	Burn	Granted	Burn
2022	944,500	0.64%	465,200	0.32%	1,409,750	0.96%	146,645,557
2021	1,562,500 (2)	1.10%	149,500	0.10%	1,712,000	1.20%	142,611,288
2020	225,000	0.18%	N/A	N/A	225,000	0.18%	123,032,113

(1) The SU Plan became effective in June 2021.

(2) A total of 756,000 options granted in February 2021 were in relation to fiscal 2020.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2022, or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company directly or through their respective management consulting companies.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company's financial statements and management's discussion and analysis for the year ended December 31, 2022, which are available on SEDAR and may also be obtained by sending a written request to the Chief Executive Officer of the Company at the Company's head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The Board will give appropriate attention to all proper written communications that are submitted by shareholders of the Company. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the attention of the Chair, Board of Directors at auditcommitteechair@silvercrestmetals.com.

DATED as of the 28th day of April, 2023.

BY ORDER OF THE BOARD

"N. Eric Fier"

N. ERIC FIER
Chief Executive Officer